Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole  or  any  part  of  the  contents  of  this  announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中芯國際集成電路製造有限公司 *

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

ANNOUNCEMENT OF 2013 ANNUAL RESULTS

FINANCIAL HIGHLIGHTS

The Board of the Company is pleased to announce the audited consolidated results of the Company for the year ended December 31, 2013.

Highlights  include:

•	Record-high sales of US$2,069.0 million in 2013, a 21.6% increase from US$1,701.6 million in 2012, primarily due to an increase in 40/45nm and 0.15/0.18μm wafer shipments.

•	Leveraging on our strategic position in China, our China revenue has grown 45.0% year-on-year in 2013, contributed 40.4% of the overall revenue in 2013 as compared to 33.9% in 2012.

•	Wafers shipped were 2.574 million units in 2013, a 16.1% increase from 2.217 million units in 2012.

•	Gross margin increased to 21.2% in 2013 from 20.5% in 2012, as a result of improved utilization.

•	Net cash flow from operating activities was US$738.0 million in 2013 compared to US$435.2 million in 2012.

•	Profit for the year attributable to owners of the Company was a historical high of US$173.2 million in 2013 compared to US$22.8 million in 2012, an increase of 660.5%.

The board of directors (the “Director(s)”) (the “Board”) of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) is pleased to announce the audited consolidated results of the Company for the year ended December 31, 2013 as follows:

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

This annual results announcement may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward- looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of SMIC’s senior management and involve significant risks, both known and unknown,  uncertainties and  other factors  that may  cause SMIC’s actual  performance, financial  condition or  results of operations  to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Letter to Shareholders

Dear Shareholders,

We are pleased to announce that in 2013 SMIC continued to achieve profitability on a full-year basis. We attained around US$170 million in net profit, an increase of more than six times compared to the previous year. We continue soundly and  steadily  on  the  path  of  sustainable  profitability.  According  to  IHS  iSuppli’s data, in 2013 the global semiconductor annual growth rate was only 5% and the pure-play foundry growth rate was 12%, while SMIC’s growth was 21.6% (if excluding revenue from Wuhan Xinxin, the annual growth rate reached 27%). In 2013, the Company realized record-high annual sales of US$2.07 billion, while exceeding the average industry growth for the second year in a row.

Since the fourth quarter of 2012, our 40/45nm process began mass production, and revenue contribution from our 40/45nm process has climbed from 2.6% in the fourth quarter of 2012 to 16.3% in the fourth quarter of 2013. Customer demand for our mature-process differentiated products remained strong, especially in camera chips, power management chips and smart cards; our revenue from these three technologies increased about 50 percent compared to 2012.

In terms of advanced process research and development, we had completed 28nm process development as planned, in the  fourth  quarter  of  2013.  SMIC’s  first  28nm  multi-project  wafer,  which  included  both  HKMG and PolySiON, launched in late 2013 for customer chip qualification. As mainland China’s first 28nm process technology foundry, SMIC has once again proven its strength and capability to continuously provide technology support for the world’s top IC designers. We will be increasingly vigorous in strengthening our technological innovation  to  meet  the  growing  customer  demand  for  advanced  technologies  and  differentiated  products.

SMIC continues to benefit from the rapid growth of China’s semiconductor design companies. After achieving 34% annual growth in 2012, in 2013 revenue from our mainland China customers continued to show strong growth of 45%. Contribution from China rose to 40.4% of our total annual revenue in 2013 from 33.9% in 2012.

In addition, during the year of 2013, the company continued to actively undertake acts of social responsibility and invest numerous resources for various kinds of green energy projects, recycling, community service, and others in order to build a harmonious society and make a positive contribution. It is worth mentioning that in April 2013 SMIC launched the “SMIC Liver Transplant Program for Children” to fund liver transplants for impoverished children at Jiao Tong University School of Medicine’s affiliate of Renji Hospital in Shanghai. As of the end of 2013, more than  18  children  received  donation  funding  to  complete  their  operations.  In  the future,  SMIC  will  continue  for  the  long-term  to  support  the  “SMIC  Liver  Transplant  Program  for  Children”, to help and give more children a chance at life and restore joy to their families.

We are delighted with SMIC’s achievements in 2013, and at the same time, we are also aware of the impact of short-term inventory adjustments faced by some customers in the second half of 2013; thus, we take a cautious approach to meet the challenges in 2014. Looking into 2014, we will continue to strengthen the development of our advanced technology and differentiated processes and strengthen partnerships with customers, to achieve long-term sustainable profitability. Keeping in mind the best interests of our shareholders, we diligently and carefully execute our business plan.

We would like to again express our sincere gratitude to all of our shareholders, customers, suppliers, and employees  for  their  continued  attention  and  support  to  the  development  of  SMIC.

Wenyi Zhang	Tzu-Yin Chiu
Chairman & Executive Director	Chief Executive Officer & Executive Director

Shanghai, China
March 12, 2014

BUSINESS REVIEW

In 2013, the Company continued to solidify its long-term strategy and vision.  The  Company  experienced profitable revenue growth while advancing its technology on the leading edge and developing value added differentiated legacy processes. The Company’s portfolio,  coupled  with  the  global  experience  of  the management team in operations, technology development, customer service and our China market  share, positions the Company for continued growth. In addition, 2013 was a milestone year for SMIC’s advanced 40/45nm technology. The revenue contribution from 40/45nm technology was more than 13 times of 2012’s, representing  12.1%  of  total  wafer  revenue  in  2013  compared  to  1.1%  in  2012.

Financial Overview

Despite a challenging environment in 2013, the Company’s sales totaled US$2,069.0 million, compared to US$1,701.6 million in 2012. During the year, we generated US$738.0 million in cash from operating activities. Capital expenditures in 2013 totaled US$770.1 million. Looking ahead, our objective is to achieve sustained profitability over the long term. To achieve this, we will continue to focus on precision execution, efficiency improvement, customer service excellence while fostering innovation.

Customers and Markets

SMIC continues to serve a broad global customer base comprised of leading IDMs, fabless semiconductor companies and system companies. Geographically, customers from the United States of America contributed 48.5% of the overall revenue in 2013, compared to 55.3% in 2012, and remained the largest revenue base for SMIC in 2013, contributing 53.1% to our advanced nodes  wafer  revenue.  Leveraging  on  our  strategic position in China, our China revenue has grown  45.0%  year-on-year  in  2013,  contributed  40.4%  of  the overall revenue in 2013 as compared to 33.9% in 2012.

In terms of applications, revenue contribution from communication applications decreased from 45.8% in 2012 to 44.3% in 2013. However, in dollar amount, revenue from communication sector has grown 17.6% year-on-year in 2013. Consumer applications contributed 45.0% to our overall revenue in 2013 as compare to 43.6% in 2012 with 25.5% year-on-year revenue growth, mainly attributable to the strength of digital televisions (DTV), set-top boxes (STB), gaming consoles, and portable multimedia. SMIC has minimal exposure to the relatively weak PC market.

In terms of the revenue by technology, wafer revenue attributable to advanced technology at 90nm and below has grown from 41.7% in 2012 to 44.9% in 2013. Specifically, the revenue contribution percentage from 40/45nm technology increased from 1.1% in 2012 to 12.1% in 2013.

In 2013, we engaged 50 new customers. The majority were Chinese fabless companies. According to IHS iSuppli, China’s IC design market will experience a compounded revenue growth rate of over 18.5% per year from 2012 to 2017, which will bring the worth of the China IC design market to US$18.6 billion by 2017. Notably, our IC objective for business growth in China is not just to grow in revenue, but also to grow the number of new designs using advanced technology. The Company has, in each of our regions, customers utilizing our most advanced nodes of technology. China is rapidly closing the gap with the rest of the world in terms of its innovation and design capabilities. To fully leverage the market growth potential in China, we plan to continue to deepen our collaboration with Chinese customers while broadening our relationships with our global customers.

Long-Term Business Model and Strategy for Generating and Preserving Value

SMIC’s long-term goal is to focus on generating value for the benefit of all stakeholders. SMIC’s strategy to generate sustainable profitability is three-fold. First, we aim for optimal efficiency by fully utilizing existing assets through enhanced customer relationships, quality, and service. Second, taking advantage of our position in China, we plan to differentiate our technology offering by providing customers with added value and innovation that not only allow us to seize China market opportunities, but also give global customers footing in the fast-growing market. Third, with profitability as our priority, we plan to carefully invest capital in advanced technology and capacity to address suitable market growth opportunities into the future. We constantly evaluate the potential value addition of all opportunities in our decision making processes. Our management team is committed to continuing to build value in the long-term for the benefit of our employees, and shareholders.

Research and Development

In 2013, the research and development (R&D) expenses of the Technology Research & Development business unit were US$145.3 million, which is equivalent to 7.0% of our sales.

The R&D efforts were focused primarily on advanced logic and system-on-chip (SOC) process technologies. SMIC achieved many significant milestones in 2013. In the area of advanced logic process technologies, both the High- K-Metal-Gate (HKMG) and the PolySiON R&D programs on the 28nm node have successfully reached process freeze in the fourth quarter as planned. Both technologies  are  on  schedule  to  be  fully  qualified through Multi-Project Wafers (MPWs) and New Tape Outs (NTOs) and targeting volume production in 2015. Early R&D work on 20nm planar and 14nm FinFET process technologies have begun and established process baselines in 2013. In the area of non-volatile memory process technologies, four of China’s six bank card IC design houses adopted SMIC’s eEEPROM platform and have been certified by China Union Pay Two SIM card NTOs on 55nm eFlash were taped out in 2013. In 2014, a number of differentiated technologies will begin revenue  contribution.

The building and strengthening of SMIC’s technology R&D organization continued in 2013 through further optimizations on organization structure and resource distribution to improve  operational  efficiency  and  to address the ever growing business demands on advanced technologies as well as mature technology enhancements. During 2013, SMIC achieved over 1,500 patent filings as a result of  its  technology  R&D activities.

Outlook for 2014

We are excited about upcoming market opportunities. Smart Card IC’s and CIS BSI technology are new products that we target to begin production in the second half of this year; meanwhile we target to continue the ramp-up of 40/45nm production. To support the robust demand for our differentiated technologies we plan to expand our existing 8-inch capacities from 126,000 wafers per month to 135,000 wafers per month. Also, to serve our customers’ demand for 40/45nm we plan to increase the capacity of our Shanghai 12-inch facility from 12,000 12-inch wafers per month to 14,000 12-inch wafers per month in 2014. In the long-run, we have confidence in our strategy and capability to capture growth opportunities, especially those in the China IC market. We plan to continue to work with our new and existing customers to capture opportunities in 2014 and onward.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2011, 2012 and 2013 are derived from, and should be read in conjunction with, the audited consolidated financial statements, including the related notes, included elsewhere in this annual results announcement. The summary consolidated financial data presented below as of and for the years ended December 31, 2011, 2012 and 2013 have been prepared in accordance with IFRS.

	Year Ended	Year Ended	Year Ended
	12/31/13	12/31/12	12/31/11
	(in US$ thousands, except for earnings per share)
Continuing operations
Revenue	2,068,964	1,701,598	1,319,466
Cost of sales	(1,630,528)	(1,352,835)	(1,217,525)
Gross profit	438,436	348,763	101,941
Research and development	(145,314)	(193,569)	(191,473)
Sales and marketing expenses	(35,738)	(31,485)	(32,559)
General and administration expenses	(138,167)	(107,313)	(57,435)
Other operating income (expense)	67,870	19,117	(11,190)
Profit (loss) from operations	187,087	35,513	(190,716)
Interest income	5,888	5,390	4,724
Finance costs	(34,392)	(39,460)	(21,903)
Foreign exchange gains or losses	13,726	3,895	17,589
Other gains or losses	4,010	6,398	6,709
Share of profits of associates	2,278	1,703	4,479
Profit (loss) before tax	178,597	13,439	(179,118)
Income tax (expense) benefit	(4,130)	9,102	(82,503)
Profit (loss) for the year from continuing operations	174,467	22,541	(261,621)
Discontinued operations
Profit for the year from discontinued operations	—	—	14,741
Profit (loss) for the year	174,467	22,541	(246,880)
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	731	70	4,938
	175,198	22,611	(241,942)
Profit (loss) for the year attributable to:
Owners of the Company	173,177	22,771	(246,817)
Non-controlling interests	1,290	(230)	(63)
	174,467	22,541	(246,880)
Total comprehensive income (expense) for the year attributable to:
Owners of the Company	173,908	22,841	(241,879)
Non-controlling interests	1,290	(230)	(63)
	175,198	22,611	(241,942)
Earnings (loss) per share
From continuing and discontinued operations
Basic	$0.01	$0.00	$(0.01)
Diluted	$0.01	$0.00	$(0.01)
From continuing operations
Basic	$0.01	$0.00	$(0.01)
Diluted	$0.01	$0.00	$(0.01)

	As of December 31,
	2013	2012	2011
	(in US$ thousands)
Statements of Financial Position Data:
Property, plant and equipment	2,528,834	2,385,435	2,516,578
Prepaid land use rights	136,725	73,962	77,231
Total non-current assets	2,960,151	2,803,173	2,866,416
Inventories	286,251	295,728	207,308
Prepaid operating expense	43,945	46,986	52,805
Trade and other receivables	379,361	328,211	200,905
Other financial assets	240,311	18,730	1,973
Restricted cash	147,625	217,603	136,907
Cash and bank balances	462,483	358,490	261,615
Assets classified as held-for-sale	3,265	4,239	—
Total current assets	1,563,241	1,269,987	861,513
Total assets	4,523,392	4,073,160	3,727,929
Total non-current liabilities	991,673	688,622	230,607
Total current liabilities	938,537	1,108,086	1,251,324
Total liabilities	1,930,210	1,796,708	1,481,931
Non-controlling interest	109,410	952	1,182
Total equity	2,593,182	2,276,452	2,245,998

	For the year ended December 31,
	2013	2012	2011
	(in US$ thousands, except
	percentages and operating data)
Cash Flow Data:
Profit (loss) for the year	174,467	22,541	(246,880)
Non-cash adjustment to reconcile profit (loss) to net operating cash flow:
Depreciation and amortization	546,910	566,899	551,857
Net cash from operating activities	738,016	435,166	379,368
Payments for property, plant and equipment	(650,160)	(400,291)	(931,574)
Net cash used in investing activities	(807,467)	(522,277)	(903,641)
Net cash from financing activities	173,458	184,101	268,855
Net increase (decrease) in cash and bank balances	104,007	96,990	(255,418)
Other Financial Data:
Gross margin	21.2%	20.5%	7.7%
Net margin	8.4%	1.3%	-18.7%
Operating Data:
Wafers shipped (in units):
Total(1)	2,574,119	2,217,287	1,703,615

(1)	Including logic, DRAM, copper interconnects and all other wafers.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue

Revenue increased by 21.6% from US$1,701.6 million for 2012 to US$2,069.0 million for 2013, primarily due to successful ramping up of Shanghai 12 inch fab in 2013 and a significant increase in Chinese sales. For the full year of 2013, the overall wafer shipments were 2,574,119 units of 8-inch equivalent wafers, up 16.1% year-on- year.

The average selling price1 of the wafers the Company shipped increased from US$767 per wafer in 2012 to US$804 in 2013. The percentage of wafer revenues from advanced 40/45nm technologies increased from 1.1% in 2012 to 12.1%  in 2013.

[1]	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

Cost of sales and gross profit

Cost of sales increased from US$1,352.8 million for 2012 to US$1,630.5 million for 2013, primarily due to the increase of advanced node shipment with higher production cost. Out of the total cost of sales US$474.8 million and US$403.0 million were attributable to depreciation and amortization for the year ended December 31, 2013 and 2012, respectively.

The Company’s gross profit was US$438.4 million for 2013 compared to US$348.8 million in 2012, representing an increase of 25.7%. Gross margin was 21.2% in 2013 compared to 20.5% in 2012.  The increase in gross margin was primarily due to higher overall utilization in 2013.

Profit for the year from operations

Profit from operations increased from US$35.5 million for the year ended December 31, 2012 to US$187.1 million for the year ended December 31, 2013 primarily due to 1) shipment increase and high utilization in 2013, 2) Shanghai 12 inch fab successfully ramping up and reducing per wafer cost, 3) increase of fab efficiency and cost saving, 4) the gain arising from the disposal of part of the living quarters in Shanghai, and 5) the gain arising from the disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”) which was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan.

Research and development expenses decreased by 24.9% from US$193.6 million for the year ended December 31, 2012 to US$145.3 million for the year ended December 31, 2013. The decrease was mainly due to the Company’s Shanghai 12 inch fab entering volume production in 4Q12 after which, the related fab expense was recorded in cost of sales.

General and administrative expenses increased by 28.8% from US$107.3 million for the year ended December 31, 2012 to US$138.2 million for the year ended December 31, 2013. The increase was primarily due to an increase in employee bonus, city maintenance and construction tax expenses and extra charges for education in 2013.

Sales and marketing expenses increased by 13.5% from US$31.5 million for the year ended December 31, 2012 to US$35.7 million for the year ended December 31, 2013. The increase was primarily due to an increase in employee bonus.

Other operating income was US$67.9 million and US$19.1 million for the year ended December 31, 2013 and 2012, respectively, and the increase was due to 1) the gain arising from the disposal of part of the Company’s living quarters in Shanghai, 2) the gain arising from the disposal of the Company’s total ownership interest in WHDM which was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan and 3) the gain arising from the deconsolidation of Brite due to loss of control (see below).

As a result, the Company’s profit from operations was US$187.1 million for the year ended December 31, 2013 compared to US$35.5 million for the year ended December 31, 2012.

Disposal of SMIC (Wuhan) Development Corporation

During the year, the Company entered into a sale agreement with a third-party buyer to dispose of its 100% equity interest in WHDM. The disposal was completed on May 23, 2013, on which date the Company lost control of WHDM. The amount of the consideration was US$60.4 million, and the Company recorded a gain of US$28.3 million. The consideration was fully settled by the buyer on July 26, 2013. WHDM was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan, which was not the major line of business of the Company. Therefore, the disposal of WHDM was not classified as a discontinued operation.

Deconsolidation of Brite Semiconductor Corporation and Its Subsidiaries (“Brite”)

On December 30, 2013, all the directors of Brite, a company in which the Company holds a 48.7% equity interest, adopted and approved by unanimous written consent the amended and restated articles of association, the amended and restated investor rights agreement and the amended and restated voting agreement of Brite. As a result, the Company lost control of Brite but still has significant influence over it. There was no cash consideration associated with this change. The Company recorded its ownership interest of Brite as investment in associate and recognized a deconsolidation gain due to loss of control of US$5.4 million. Brite is mainly engaged in design service, which is not the major line of business of the Company. Therefore, the deconsolidation of Brite due to loss of control was not classified as a discontinued operation.

Profit for the Year

Due to the factors described above, the Company recorded a profit of US$174.5 million in 2013 compared US$22.5 million in 2012.

Funding Sources for Material Capital Expenditures in the Coming Year

The planned 2014 capital expenditures for the Company’s foundry operation is approximately US$880 million of which around US$570 million is for the new Beijing entity SMNC (see below), which is 55% funded by the Company and 45% funded by the other shareholders of the entity.

In addition, the Company has budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of the Company’s employee retention program.

The primary sources of capital resources and liquidity include funds generated from a combination of cash from operations, bank borrowings and debt or equity issuances and other forms of financing.

Bad Debt Provision for Trade Receivables

The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Company’s bad debt provision excludes receivables from a limited number of customers due to their high credit worthiness. A fixed percentage is applied to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category.  Any receivables which have been fully provided for and are subsequently deemed non-collectible will be written off against the relevant amount of provision. The Company’s recognized bad debt provision in 2012 and 2013 amounted to US$4.6 million and US$0.6 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

Debt Arrangements

Set forth in the table below are the aggregate amounts, as of December 31, 2013, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

	Payments due by period Less than
Contractual obligations	Total	1 year	1–2 years	2–5 years	Over 5 years
	(consolidated, in US$ thousands)
Short-term borrowings	219,727	219,727	—	—	—
Long-term loans	771,795	170,820	209,965	367,990	23,020
Purchase obligations(1)	303,407	303,407	—	—	—
Total contractual obligations	1,294,929	693,954	209,965	367,990	23,020

(1)                                 Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

As of December 31, 2013, the Company’s outstanding long-term liabilities primarily consisted of US$721.0 million in secured bank loans and US$50.8 million in unsecured bank loans, which are repayable in installments starting in March 2014, with the last payment due in March 2019.

2011 EXIM Bank USD Loan (SMIC Shanghai)

In April 2011, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai EXIM Bank USD loan I, a two-year loan facility in the principal amount of US$69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility. The interest rate ranged from 4.0 % to 5.0% during 2013.

2012 EXIM Bank USD Loan (SMIC Shanghai)

In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which was secured by certain equipment of SMIS. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility.  The interest rate ranged from 4.0% to 5.0% during 2013.

2012 USD Loan (SMIC Shanghai)

In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million with a consortium of international and Chinese banks. This three-year bank facility is used to finance the working capital for SMIS’s 8-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. As of December 31, 2013, SMIS had drawn down US$268 million and repaid US$67 million on this loan facility. The outstanding balance of US$201 million is repayable by March 2015. The interest rate on this loan facility ranged from 3.6% to 4.2% in 2013. The Shanghai USD syndicate loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2013.

Any of the following in respect of SMIS would constitute an event of default during the term of the loan agreement:

1.                            (Short-term Loans + Long-term Debt Current Portion + Long-term Bank Loans)/Total Equity is more than 60%; or

2.                            (Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 500% before December 31, 2012, and less than 1000% after January 1, 2013; or

3.                            (Total Equity – Acquired Intangible Assets Net) is less than US$800 million before December 31, 2012, and less than US$1,000 million after January 1, 2013; or

4.                            Debt Service Coverage Ratio is less than 2.0X during the term of the loan repayment.  Debt Service Coverage Ratio means trailing four quarters EBITDA (Net Profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses) divided by scheduled repayment of long term loan and related financial expense for all bank borrowings (including hire purchases, leases and other borrowed monies, but not including medium/short term revolving bank loans) for the same period.

SMIS was in compliance with these covenants as of December 31, 2013.

2013 USD Loan (SMIC Shanghai)

In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 12-inch fabs and buildings of SMIS. As of December 31, 2013, SMIS had drawn down US$260 million. The outstanding balance of US$260 million is repayable from August 2015 to February 2018. The interest rate on this loan facility ranged from 4.3% to 4.9% in 2013.

Any of the following in respect of SMIS would constitute an event of default during the term of the loan agreement:

1.                     (Short-term Loans + Long-term Debt Current Portion + Long-term Bank Loans)/Total Equity is more than 70%; or

2.                     (Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 550% in 2013, and less than 1000% after 2013; or

3.                     (Total Equity — Acquired Intangible Assets Net) is less than US$800 million in 2013, and less than US$1,000 million after 2013.

SMIS was in compliance with these covenants as of December 31, 2013.

2011 EXIM USD & RMB Loan (SMIC Beijing)

In September 2011, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into a USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately US$24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. SMIB repaid the outstanding balance in advance by June 2013. As of December 31, 2013, SMIB had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.1% to 6.5% in 2012.

2012 EXIM USD Loan (SMIC Beijing)

In March 2012, SMIB entered into a USD loan, a two-year working capital loan facility in the principal amount of US$30 million with the Export-Import Bank of China, which was unsecured. This two-year bank facility was used for working capital purpose. SMIB repaid the outstanding balance of US$20 million in advance by August 2013. As of December 31, 2013, SMIB had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.2% to 6.5% in 2013.

2012 USD Loan (SMIC Beijing)

In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven- year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility was secured by the manufacturing equipment located in the SMIB and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”) fabs, and the 100% equity of SMIB and SMIT. On September 26, 2013, SMIB and the syndicate amended the loan facility amount to US$260 million. As of December 31, 2013, SMIB had drawn down US$260 million on this loan facility which is repayable from March 2014 to March 2019. The interest rate on this loan facility ranged from 5.8% to 6.2% in 2013.

Any of the following in respect of SMIB would constitute an event of default during the term of the loan agreement:

1.                     Total Liabilities/Total Assets is more than 65% (Total Liabilities exclude Shareholder’s loans); or

2.                     (Net Profit + Depreciation + Amortization + Interest Expenses + Cash flow from Financing)/(Principal + Interest Expenses) is less than 100%.

SMIB was in compliance with these covenants as of December 31, 2013.

2013 EXIM USD Loan (SMIC Beijing)

In June 2013, SMIB entered into a new USD Loan, a twenty-six-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which was unsecured. This twenty- six-month bank facility was used for working capital purposes. As of December 31, 2013, SMIB had drawn down US$40 million on this loan facility. The principal amount is repayable in August 2015. The interest rate on this loan facility ranged from 3% to 4% in 2013.

2013 CIC RMB Entrust Loan (SMIC Beijing)

In June 2013, SMIB entered into a new RMB Loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million (approximately US$11.5 million) with China Investment Development Corporation through China CITIC Bank, which is unsecured. This two-year entrust loan facility was used for working capital purposes. As of December 31, 2013, SMIB had drawn down RMB70 million (approximately US$11.5 million) and repaid RMB4.5 million (approximately US$0.7 million) on this loan facility. The outstanding balance of RMB65.5 million (approximately US$10.8 million) is repayable in June 2015. The interest rate on this loan facility was 12% in 2013.

As of December 31, 2013, the Company had 28 short-term credit agreements that provided total credit facilities of up to US$1.1 billion on a revolving credit basis. As of December 31, 2013, the Company had drawn down US$219.7 million under these credit agreements and US$927.5 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for US$18.2 million, which is secured by time deposits of US$29.1 million. The interest rate ranged from 0.31% to 6.69% in 2013.

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The 2013 USD Loan (SMIC Shanghai) constituted part of this strategic framework credit facility.

Capitalized Interest

Interest incurred on funds used to construct plant and equipment during the active construction period is net of government funding received and then capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interests of US$15.8 million and US$16.5 million in 2013 and 2012, respectively, net of government funding, have been added to the cost of the underlying assets during the year and are amortized over the respective useful life of the assets. In 2013 and 2012, the Company recorded amortization expenses relating to the capitalized interest of US$11.4 million and US$9.9 million, respectively.

Commitments

As of December 31, 2013, the Company had commitments of US$114.9 million for facilities construction obligations in connection with the construction of the Company’s Beijing, Tianjin and Shanghai facilities. As of December 31, 2013, the Company had commitments of US$178.4 million to purchase machinery and equipment for Beijing, Tianjin, Shanghai and SilTech Semiconductor Shanghai Corporation (“SilTech”) fabs.

As of December 31, 2013 the Company had commitments of US$10.1 million to purchase intellectual property.

Debt to Equity Ratio

As of December 31, 2013, the Company’s net debt to equity ratio was approximately 27.36%.

Foreign Exchange Rate Fluctuation Risk

The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. The Company also enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with IFRS.

Outstanding Foreign Exchange Contracts

As of December 31, 2013, the Company had no outstanding foreign currency forward exchange contracts.

As of December 31, 2012, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$82.8 million, all of which matured in 2013. As of December 31, 2012, the fair value of foreign currency forward exchange contracts was approximately US$0.05 million, which was recorded in other current assets.

The Company had US$165.6 million of foreign currency exchange contracts outstanding as of December 31, 2011, all of which matured in 2012.

The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of December 31, 2013		As of December 31, 2012		As of December 31, 2011
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	2013	Fair Value	2012	Fair Value	2011	Fair Value
Forward Exchange Agreement
(Receive Eur/Pay US$)	—	—
Contract Amount	—	—	—	—	4,653	(88)
(Receive RMB/Pay US$)	—	—
Contract Amount	—	—	82,810	52	160,993	211
Total Contract Amount	—	—	82,810	52	165,646	123

Interest Rate Risk

The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2013. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31
	2014	2015
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	853,889	672,221
Average interest rate	4.59%	4.66%
RMB denominated
Average balance	10,795	5,264
Average interest rate	12%	12%
Weighted average forward interest rate	4.68%	4.72%

Joint Venture Agreement and JV Memorandum with Hubei Science & Technology Investment Group Co., Ltd.

On May 12, 2011, the Company entered into a joint venture agreement and a memorandum with Hubei Science & Technology Investment Group Co., Ltd., or Hubei Science & Technology, a company incorporated in the PRC and wholly-owned by the Wuhan East Lake Hi-Tech Development Zone Administrative Committee, to invest in and manage Wuhan Xinxin Semiconductor Manufacturing Corporation’s (“Wuhan Xinxin”) 12-inch wafer production line, or the Wuhan JV Agreement.

Pursuant to the Wuhan JV Agreement, the parties shall establish Semiconductor Manufacturing International (Wuhan) Corp., a joint venture company to be established in Wuhan, Hubei Province, the PRC, or the Wuhan JV Company, for the purpose of further developing 12-inch wafer production facilities and implementing advanced technologies for the manufacturing of integrated circuits. Under the Wuhan JV Agreement, the Company and Hubei Science & Technology shall contribute 66.66% and 33.34%, respectively, of the registered capital of the Wuhan JV Company.

In April 2012, the Company had announced that the Company anticipated that the formation of the Wuhan JV Company would be delayed until the first half of 2013. In March 2013, the Company further announced that the formation of any business collaboration with Hubei Science & Technology would be further delayed due to changing market conditions in China and the status of the global economy. Furthermore, after having undergone a transition period in transferring responsibility to Wuhan Xinxin, the Company ceased to manage and operate Wuhan Xinxin’s 12-inch fab.

Establishment of Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)

On June 3, 2013, the Company entered into an agreement with SMIB, a wholly-owned subsidiary of the Company, Zhongguancun Development Group (中關村發展集團股份有限公司) (“ZDG”) and Beijing Industrial Developing Investment Management Co., Ltd. (北京工業發展投資管理有限公司) (“BIDIMC”) in relation to the establishment of SMNC, a new entity located at the existing premises of SMIC Beijing. SMNC is principally engaged in, among others, the testing, development, design, manufacturing, packaging and sale of integrated circuits and is expected to establish and build up significant manufacturing capacity with a focus on 45-nanometer and finer technologies and aims to reach a manufacturing capacity of 35,000 wafers per month. The total investment in SMNC is approximately US$3.59 billion, among which US$1.2 billion is the registered capital contributed by the Company and SMIB as to 55% and ZDG and BIDIMC as to 45%, and the remaining portion is intended to be funded through SMNC’s internal cash flow, shareholders’ further contribution to share capital, shareholders’ loans and/or bank loans. Please refer to additional disclosure under “Funding Sources for Material Capital Expenditures in the Coming Year”.

Issue of the Bonds

Issue of US$200 million Zero Coupon Convertible Bonds due 2018

On October 24, 2013, the Company entered into a subscription agreement with J.P. Morgan Securities plc and Deutsche Bank AG, Hong Kong Branch (collectively, the “Joint Managers”) in respect of the issue of US$200 million zero coupon convertible bonds due 2018 (the “Placed Bonds”), pursuant to which each of the Joint Managers has agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the Placed Bonds to be issued by the Company in an aggregate principal amount of US$200 million.

Based on the initial conversion price of HK$0.7965 (“Conversion Price”) and assuming full conversion of the Placed Bonds at the initial Conversion Price, the Placed Bonds will be convertible into 1,946,817,325 Ordinary Shares which will be allotted and issued under the general mandate granted by the shareholders of the Company to the Directors at the annual general meeting of the Company held on June 13, 2013 and will rank pari passu in all respects with the Ordinary Shares then in issue on the relevant conversion date. The issue of the Placed Bonds was not subject to the approval of the shareholders of the Company and was completed on November 7, 2013.

The net proceeds (net of fees, commissions and expenses) from the issue of the Placed Bonds was approximately US$194.6 million which was mainly utilized for capacity expansion associated with 8-inch and 12-inch manufacturing facilities, general working capital and repayment of bank loans. Details of the Placed Bonds were set out in the announcements of the Company dated October 25, 2013 and November 7, 2013.

Proposed Issue of Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds

On December 18, 2013, the Company entered into a subscription agreement (“Datang Subscription Agreement”) with Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a substantial shareholder of the Company. Pursuant to the Datang Subscription Agreement, the Company conditionally agreed to issue and Datang conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 (“Datang Pre-emptive Bonds”) upon the exercise of the pre-emptive rights as specified in the share purchase agreement dated November 6, 2008 entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”) which holds 100% equity interests of Datang.

On December 18, 2013, the Company also entered into a subscription agreement (“Country Hill Subscription Agreement”) with Country Hill Limited (“Country Hill”), a substantial shareholder of the Company. Pursuant to the Country Hill Subscription Agreement, the Company conditionally agreed to issue and Country Hill conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 (“Country Hill Pre-emptive Bonds”) upon the exercise of the pre-emptive rights by Country Hill under the share subscription agreement dated April 18, 2011 entered into between the Company and Country Hill.

As each of Datang and Country Hill is a substantial shareholder of the Company, the execution of the Datang Subscription Agreement and the Country Hill Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and the allotment and issue of any Ordinary Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) constituted non-exempt connected transactions of the Company under Chapter 14A of the Listing Rules, and were subsequently approved by the independent shareholders at the extraordinary general meeting of the Company held on February 17, 2014.

The net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Bonds and the issue of the Country Hill Pre-emptive Bonds will be approximately US$54,600,000 and US$32,200,000, respectively. The Company intends to use such net proceeds for the Company’s capital expenditures in capacity expansion associated with 12-inch manufacturing facilities. The completion of the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds is expected to take place on a date no later than May 30, 2014. Details of the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds were set out in the announcement of the Company dated December 18, 2013 and the circular of the Company dated January 29, 2014.

Share Capital

During the year ended December 31, 2013, the Company issued 64,204,086 Ordinary Shares to certain of the eligible participants including employees, directors, officers, and service providers of the Company (“eligible participants”) pursuant to the Company’s 2004 Stock Option Plan (“2004 Stock Option Plan”), 35,396,542 Ordinary Shares to certain of the eligible participants pursuant to the Company’s amended and restated 2004 Equity Incentive Plan (“2004 Equity Incentive Plan”), and 12,566,850 Ordinary Shares to certain of the eligible participants pursuant to the Company’s 2001 Stock Plan.

During the year ended December 31, 2013, the Company did not repurchase any shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively the “2001 Preference Shares Plan”) or the Company’s 2001 Stock Plan.

Number of
Shares
Outstanding Share Capital as at December 31, 2013:	Outstanding
Ordinary Shares	32,112,307,101

Under the terms of the 2004 Equity Incentive Plan, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Company’s Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue to the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Units. For the year ended December 31, 2013, the Compensation Committee of the Company granted a total of 151,336,161 Restricted Share Units.

The remaining vesting dates of the Restricted Share Units granted (after deducting the number of Restricted Share Units granted but forfeited due to the departure of eligible participants prior to vesting) are as follows:

Vesting Dates	Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may change due to departure of eligible participants prior to vesting)
2013
1-Jan	7,648,553
23-Feb	8,396,993
1-May	14,550,000
24-May	1,684,992
30-Jun	2,330,023
9-Jul	625,000
5-Aug	9,320,093
2014
1-Jan	7,042,642
23-Feb	1,679,399
1-Mar	36,804,038
1-May	13,965,000
24-May	1,684,993
30-Jun	2,330,023
9-Jul	625,000
5-Aug	9,320,093
2015
1-Jan	3,614,133
1-Mar	36,804,041
1-May	13,965,000
30-Jun	2,330,024
9-Jul	625,000
5-Aug	9,320,093
2016
1-Mar	36,804,040
1-May	13,965,000
9-Jul	625,000
2017
1-Mar	36,804,042

Repurchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company’s Ordinary Shares during the year ended December 31, 2013.

Corporate Governance Practices

The HKSE’s Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Listing Rules contains code provisions (the “Code Provisions”) to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Company has adopted a set of Corporate Governance Policy (the “CG Policy”) since January 25, 2005 as its own code of corporate governance, which was amended from time to time to comply with the CG Code. The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions of the CG Code except for Code Provision E.1.3, which relates to the notice period of general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

During the year ended December 31, 2013, the Company was in compliance with all the Code Provisions set out in the CG Code except as explained below:

Code Provision A.6.7 of the CG Code requires that independent non-executive directors and other non- executive directors should attend general meetings and develop a balanced understanding of the views of shareholders. Professor Lawrence Juen-Yee Lau, being non-executive Director of the Company, was not able to attend the 2013 annual general meeting of the Company held on June 13, 2013 as he was travelling during the meeting time. Dr. Datong Chen, the alternate Director to Professor Lau, attended the meeting on Professor Lau’s behalf.

Save as the aforesaid and in the opinion of the Directors, the Company had complied with the CG Policy and all Code Provisions set out in the CG Code during the year ended December 31, 2013.

Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2013. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management of the Company, the accounting principles and practices accepted by the Company and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the audited financial statements of the Company for the year ended December 31, 2013.

The financial statements below have been audited by our auditors, Deloitte Touche Tohmatsu, who have expressed an unqualified opinion on March 12, 2014.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In USD’000, except share and per share data)

		For the year ended December 31,
	Notes	2013	2012	2011
		USD’000	USD’000	USD’000
Revenue	5	2,068,964	1,701,598	1,319,466
Cost of sales		(1,630,528)	(1,352,835)	(1,217,525)
Gross profit		438,436	348,763	101,941
Research and development expenses		(145,314)	(193,569)	(191,473)
Sales and marketing expenses		(35,738)	(31,485)	(32,559)
General and administration expenses		(138,167)	(107,313)	(57,435)
Other operating income (expense)	7	67,870	19,117	(11,190)
Profit (loss) from operations		187,087	35,513	(190,716)
Interest income		5,888	5,390	4,724
Finance costs	8	(34,392)	(39,460)	(21,903)
Foreign exchange gains or losses		13,726	3,895	17,589
Other gains or losses		4,010	6,398	6,709
Share of profits of associates		2,278	1,703	4,479
Profit (loss) before tax		178,597	13,439	(179,118)
Income tax (expense) benefit	9	(4,130)	9,102	(82,503)
Profit (loss) for the year from continuing operations		174,467	22,541	(261,621)
Discontinued operations
Profit for the year from discontinued operations		—	—	14,741
Profit (loss) for the year	10	174,467	22,541	(246,880)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		731	70	4,938
Total comprehensive income (expense) for the year		175,198	22,611	(241,942)
Profit (loss) for the year attributable to:
Owners of the Company		173,177	22,771	(246,817)
Non-controlling interests		1,290	(230)	(63)
		174,467	22,541	(246,880)
Total comprehensive income (expense) for the year attributable to:
Owners of the Company		173,908	22,841	(241,879)
Non-controlling interests		1,290	(230)	(63)
		175,198	22,611	(241,942)
Earnings (loss) per share
From continuing and discontinued operations
Basic	13	$0.01	$0.00	$(0.01)
Diluted	13	$0.01	$0.00	$(0.01)
From continuing operations
Basic	13	$0.01	$0.00	$(0.01)
Diluted	13	$0.01	$0.00	$(0.01)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In USD’000, except share and per share data)

	Notes	12/31/13	12/31/12	12/31/11
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	16	2,528,834	2,385,435	2,516,578
Prepaid land use right		136,725	73,962	77,231
Intangible assets	17	215,265	235,378	179,279
Investments in associates	19	29,200	21,636	15,856
Deferred tax assets	9	43,890	43,380	31,787
Other assets	21	6,237	43,382	45,685
Total non-current assets		2,960,151	2,803,173	2,866,416
Current assets
Inventories	22	286,251	295,728	207,308
Prepaid operating expenses		43,945	46,986	52,805
Trade and other receivables	23	379,361	328,211	200,905
Other financial assets	20	240,311	18,730	1,973
Restricted cash	24	147,625	217,603	136,907
Cash and bank balances		462,483	358,490	261,615
		1,559,976	1,265,748	861,513
Assets classified as held-for-sale	15	3,265	4,239	—
Total current assets		1,563,241	1,269,987	861,513
Total assets		4,523,392	4,073,160	3,727,929
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 32,112,307,101, 32,000,139,623 and 27,487,676,065 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively	25	12,845	12,800	10,995
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, nil, nil and 445,545,911 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively		—	—	178
Share premium	25	4,089,846	4,083,588	4,082,135
Reserves	26	74,940	46,148	41,315
Accumulated deficit	27	(1,693,859)	(1,867,036)	(1,889,807)
Equity attributable to owners of the Company		2,483,772	2,275,500	2,244,816
Non-controlling interests		109,410	952	1,182
Total equity		2,593,182	2,276,452	2,245,998

(In USD’000, except share and per share data)

	Notes	12/31/13	12/31/12	12/31/11
		USD’000	USD’000	USD’000
Non-current liabilities
Borrowings	28	600,975	528,612	72,361
Convertible bonds	29	180,563	—	—
Deferred tax liabilities	9	167	440	1,333
Deferred government funding		209,968	150,347	125,335
Promissory notes	32	—	—	28,560
Long-term financial liabilities		—	4,223	3,018
Other liabilities		—	5,000	—
Total non-current liabilities		991,673	688,622	230,607
Current liabilities
Trade and other payables	30	393,890	423,952	375,748
Borrowings	28	390,547	567,803	798,782
Accrued liabilities	31	153,942	84,611	45,674
Promissory notes	32	—	29,374	29,374
Other financial liabilities	33	—	25	1,683
Current tax liabilities	9	158	2,321	63
Total current liabilities		938,537	1,108,086	1,251,324
Total liabilities		1,930,210	1,796,708	1,481,931
Total equity and liabilities		4,523,392	4,073,160	3,727,929
Net current assets (liabilities)		624,704	161,901	(389,811)
Total assets less current liabilities		3,584,855	2,965,074	2,476,605

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In USD’000)

	Ordinary shares	Convertible preferred shares	Share premium	Equity- settle employee benefits reserve	Foreign currency translation reserve	Convertible bonds equity reserve	Accumulated deficit	Attributable to owners of the Company	Non- controlling interests	Total Equity
	(Note25)	(Note25)	(Note25)	(Note26)	(Note26)	(Note26)	(Note27)
Balance at January 1, 2011	10,934	—	3,762,146	40,539	(1,092)	—	(1,642,990)	2,169,537	1,245	2,170,782
Loss for the year	—	—	—	—	—	—	(246,817)	(246,817)	(63)	(246,880)
Other comprehensive income for the year	—	—	—	—	4,938	—	—	4,938	—	4,938
Total comprehensive income for the year	—	—	—	—	4,938	—	(246,817)	(241,879)	(63)	(241,942)
Exercise of stock options	61	—	11,870	(8,406)	—	—	—	3,525	—	3,525
Issuance of convertible preferred shares and warrants	—	178	308,119	—	—	—	—	308,297	—	308,297
Share-based compensation	—	—	—	5,336	—	—	—	5,336	—	5,336
Balance at December 31, 2011	10,995	178	4,082,135	37,469	3,846	—	(1,889,807)	2,244,816	1,182	2,245,998
Profit for the year	—	—	—	—	—	—	22,771	22,771	(230)	22,541
Other comprehensive income for the year	—	—	—	—	70	—	—	70	—	70
Total comprehensive income for the year	—	—	—	—	70	—	22,771	22,841	(230)	22,611
Exercise of stock options	23	—	3,057	(2,411)	—	—	—	669	—	669
Exercise convertible preference shares and warrants	1,782	(178)	(1,604)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	7,174	—	—	—	7,174	—	7,174
Balance at December 31, 2012	12,800	—	4,083,588	42,232	3,916	—	(1,867,036)	2,275,500	952	2,276,452
Profit for the year	—	—	—	—	—	—	173,177	173,177	1,290	174,467
Other comprehensive income for the year	—	—	—	—	731	—	—	731	—	731
Total comprehensive income for the year	—	—	—	—	731	—	173,177	173,908	1,290	175,198
Exercise of stock options	45	—	6,641	(3,457)	—	—	—	3,229	—	3,229
Share-based compensation	—	—	—	16,402	—	—	—	16,402	—	16,402
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	108,000	108,000
Purchased additional shares of subsidiaries	—	—	(383)	—	—	—	—	(383)	(178)	(561)
Deconsolidation of subsidiaries due to loss of control	—	—	—	—	(94)	—	—	(94)	(654)	(748)
Recognition of equity component of convertible bonds	—	—	—	—	—	15,210	—	15,210	—	15,210
Balance at December 31, 2013	12,845	—	4,089,846	55,177	4,553	15,210	(1,693,859)	2,483,772	109,410	2,593,182

CONSOLIDATED STATEMENT OF CASH FLOWS

(In USD’000)

	For the year ended December 31,
	2013	2012	2011
	USD’000	USD’000	USD’000
Profit (loss) for the year	174,467	22,541	(246,880)
Adjustments for:
Income tax expense (benefit)	4,130	(9,102)	82,503
Forgiveness of payables	—	—	(19,011)
Gain on disposition of discontinued operation, net of taxes	—	—	(17,103)
Amortization of intangible assets and land use right	44,987	35,076	33,017
Depreciation of property, plant and equipment	501,923	531,823	518,840
Impairment loss of property, plant and equipment	—	—	17,691
Impairment loss of available-for-sale investment	279	—	—
Expense recognized in respect of equity-settled share-based payments	16,402	7,174	5,336
Finance costs	34,392	39,460	21,903
(Gain) loss on disposal of property, plant and equipment	(33,996)	(19,325)	508
Gain on disposal of subsidiaries	(28,304)	—	—
Gain on deconsolidation of subsidiaries	(5,419)	—	—
Interest income recognized in profit or loss	(5,888)	(5,390)	(4,724)
Bad debt allowance on trade receivables	617	4,615	551
Impairment loss (reversed) recognized on inventory	(141)	4,851	6,473
Net loss (gain) arising on financial assets at fair value through profit or loss	76	861	(244)
Net gain arising on financial liabilities at fair value through profit or loss	(25)	(1,659)	(1,469)
Reversal of bad debt allowance on trade receivables	(1,213)	(2,095)	(6,400)
Share of profit of associates	(2,278)	(1,703)	(4,479)
Other non-cash expense	(413)	635	556
	699,596	607,762	387,068
Operating cash flows before movements in working capital:
(Increase) decrease in trade and other receivables	(33,375)	(112,410)	73,069
Decrease (increase) in inventories	8,595	(93,270)	(5,587)
Increase in restricted cash relating to operating activities	(5,944)	(15,406)	(60,221)
Decrease (increase) in prepaid operating expenses	2,129	7,791	(41,190)
Decrease (increase) in other assets	619	(937)	(9,897)
(Increase) decrease in trade and other payables	(24,311)	22,942	902
Increase in deferred government funding	85,972	25,010	76,193
Increase in accrued liabilities	42,264	36,951	5,911
Decrease in other liabilities	—	—	(9,646)
Cash generated from operations	775,545	478,433	416,602
Interest paid	(43,239)	(47,532)	(38,765)
Interest received	6,770	5,390	4,724
Income taxes paid	(1,060)	(1,125)	(3,193)
Net cash from operating activities	738,016	435,166	379,368

(In USD’000)

	For the year ended December 31,
	2013	2012	2011
	USD’000	USD’000	USD’000
Investing activities
Payments to acquire financial assets	(258,102)	(43,638)	(40,350)
Proceeds on sale of financial assets	39,245	26,019	45,093
Payments for property, plant and equipment	(650,160)	(400,291)	(931,574)
Proceeds from government funding to purchase plant and equipment	—	—	1,967
Proceeds from disposal of property, plant and equipment	61,099	37,288	4,421
Payments for intangible assets	(45,425)	(76,366)	(31,185)
Payments for land use rights	(76,032)	—	—
Payments to acquire long-term investment	(562)	—	(1,000)
Amounts advanced to proposed joint ventures	—	—	(31,816)
Change in restricted cash relating to investing activities	71,933	(65,289)	84,316
Net cash inflow from disposal of subsidiaries	57,743	—	—
Net cash outflow from deconsolidation of subsidiaries	(6,799)	—	—
Net cash outflow from disposition of discontinued operation	—	—	(3,513)
Others	(407)	—	—
Net cash used in investing activities	(807,467)	(522,277)	(903,641)
Financing activities
Proceeds from issuance of convertible preferred shares	—	—	308,297
Proceeds from borrowings	905,127	1,541,480	1,326,351
Repayment of borrowings	(1,008,698)	(1,328,048)	(1,339,318)
Proceeds from issuance of convertible bonds	195,800	—	—
Proceeds from exercise of employee stock options	3,229	669	3,525
Repayment of promissory notes	(30,000)	(30,000)	(30,000)
Proceeds from non-controlling interest — capital contribution	108,000	—	—
Net cash from financing activities	173,458	184,101	268,855
Net increase (decrease) in cash and bank balances	104,007	96,990	(255,418)
Cash and bank balances at the beginning of the year	358,490	261,615	515,808
Effects of exchange rate changes on the balance of cash held in foreign currencies	(14)	(115)	1,225
Cash and bank balances at the end of the year	462,483	358,490	261,615

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                       General information

Semiconductor Manufacturing International Corporation was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203; The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 18.

2.                       Application of new and revised International Financial Reporting Standards (IFRSs)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements

In the current year, the Company has applied a number of new and revised IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2013.

Amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities

The Company has applied the amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. Disclosures of offsetting financial assets and financial liabilities are set out in note 38.

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards.

In the current year, the Company has applied for the first time IFRS 10, IFRS 11, IFRS 12 and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding the transitional guidance. IAS 27 (as revised in 2011) is not applicable to the Group as it deals only with separate financial statements.

The impact of the application of these standards is set out below.

2.                       Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements (continued)

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation — Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Company.

Impact of the application of IFRS 11

IFRS 11 replaces IAS 31 Interests in Joint Ventures, and the guidance contained in a related interpretation, SIC-13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers, has been incorporated in IAS 28 (as revised in 2011). IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for. Under IFRS 11, there are only two types of joint arrangements — joint operations and joint ventures. The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. Previously, IAS 31 contemplated three types of joint arrangements — jointly controlled entities, jointly controlled operations and jointly controlled assets. The classification of joint arrangements under IAS 31 was primarily determined based on the legal form of the arrangement (e.g. a joint arrangement that was established through a separate entity was accounted for as a jointly controlled entity).

The initial and subsequent accounting of joint ventures and joint operations is different. Investments in joint ventures are accounted for using the equity method (proportionate consolidation is no longer allowed). Investments in joint operations are accounted for such that each joint operator recognizes its assets (including its share of any assets jointly held), its liabilities (including its share of any liabilities incurred jointly), its revenue (including its share of revenue from the sale of the output by the joint operation) and its expenses (including its share of any expenses incurred jointly). Each joint operator accounts for the assets and liabilities, as well as revenues and expenses, relating to its interest in the joint operation in accordance with the applicable Standards.

Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements (please see notes 18 and 19 for details).

2.                       Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements (continued)

IFRS 13 Fair Value Measurement

The Company has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value (e.g. net realizable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from January 1, 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard.

Except as described above, the application of the new and revised IFRSs in the current year has had no material impact on the Company’s financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

New or revised IFRSs in issue but not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities[1]
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[2]
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures[3]
IFRS 9	Financial Instruments[3]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities[1]
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets[1]
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2010—2012 Cycle[4]
Amendments to IFRSs	Annual Improvements to IFRSs 2011—2013 Cycle[2]
IFRIC 21	Levies[1]

1.                                   Effective for annual periods beginning on or after January 1, 2014

2.                                   Effective for annual periods beginning on or after July 1, 2014

3.                                   Available for application — the mandatory effective date will be determined when the outstanding phases of IFRS 9 are finalized

4.                                   Effective for annual periods beginning on or after July 1, 2014, with limited exceptions

2.                       Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•                                  All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•                                  With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liabilities that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

The Company anticipates that the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Company’s financial assets (e.g. the Company’s equity instruments that are currently classified as available-for-sale investments measured at cost will have to be measured at fair value at the end of subsequent reporting periods). However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

2.                       Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

The amendments to IFRS10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•           Obtain funds from one or more investors for the purpose of providing them with professional investment management services.

•           Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.

•           Measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

As of December 31, 2013, the Company does not anticipate that the investment entities amendments will have any effect on the Company’s consolidated financial statements as the Company is not an investment entity.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The Company does not anticipate that the application of these amendments to IAS 32 will have a significant impact on the Company’s consolidated financial statements as the Company does not have any financial assets and financial liabilities that qualify for offset.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal.

The directors of the Company do not anticipate that the application of these amendments to IAS 36 will have a significant impact on the Group’s consolidated financial statements.

2.                       Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative hedging instrument arising from the novation should be included in the assessment of hedge effectiveness

The directors of the Company do not anticipate that the application of these amendments to IAS 39 will have any effect on the Company’s consolidated financial statements as the Company does not have any derivatives that are subject to novation.

IFRIC — Interpretation (“Int”) 21 Levies

IFRIC — Int 21 Levies addresses the issue of when to recognize a liability to pay a levy. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

The directors of the Company anticipate that the application of IFRIC — Int 21 will have no effect on the Company’s consolidated financial statements as the Company does not have any levy arrangements.

Annual Improvements to IFRSs 2010—2012 Cycle

The Annual Improvements to IFRSs 2010—2012 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 2 (i) change the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after July 1, 2014.

The amendments to IFRS 8 (i) require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

2.                       Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Annual Improvements to IFRSs 2010—2012 Cycle (continued)

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/ amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010—2012 Cycle will have a material effect on the Company’s consolidated financial statements.

Annual Improvements to IFRSs 2011—2013 Cycle

The Annual Improvements to IFRSs 2011—2013 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a)                         the property meets the definition of investment property in terms of IAS 40; and

(b)                        the transaction meets the definition of a business combination under IFRS 3.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2011—2013 Cycle will have a material effect on the Company’s consolidated financial statements.

3.                       Significant accounting policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as explained in the accounting policies set out below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except when otherwise indicated. The Company presented a sub-total for ‘profit (loss) from operations’ in current year. As a result, certain amount in prior year has been reclassified to conform to current year’s presentation.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•           Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•           Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•           Level 3 inputs are unobservable inputs for the asset or liability The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

•                           has power over the investee;

•                           is exposed, or has rights, to variable returns from its involvement with the investee; and

•                           has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

3.                       Significant accounting policies (continued)

Basis of consolidation (continued)

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•           the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•           potential voting rights held by the Company, other vote holders or other parties;

•           rights arising from other contractual arrangements; and

•           any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non- controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

Changes in the Company’s ownership interests in existing subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

3.                       Significant accounting policies (continued)

Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associates. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Company’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Company retains an interest in the former associate and the retained interest is a financial asset, the Company measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

3.        Significant accounting policies (continued)

Investments in associates (continued)

When the Company reduces its ownership interest in an associate but the Company continues to use the equity method, the Company reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with an associate of the Company, profits and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.  This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their previous carrying amount and fair value less costs of disposal.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.  Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders.  The Company also sells certain semiconductor standard products to customers.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•         the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•         the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•         the amount of revenue can be measured reliably;

•         it is probable that the economic benefits associated with the transaction will flow to the Company; and

•         the costs incurred or to be incurred in respect of the transaction can be measured reliably.

3.        Significant accounting policies (continued)

Revenue recognition (continued)

Sale of goods (continued)

Customers have the right of return within one year pursuant to warranty provisions.  The Company typically performs tests of its products prior to shipment to identify yield rate per wafer.  Occasionally, product tests performed after shipment identify yields below the level agreed with the customer.  In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer.  The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

Gain on sale of real estate property

Gain from sales of real estate property is recognized when all the following conditions are satisfied: 1) sales contract executed, 2) full payment collected, or down payment collected and non-cancellable mortgage contract is executed with borrowing institution, 3) and the respective properties have been delivered to the buyers.

Interest income

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.  Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Foreign currencies

The United States dollar (“US dollar”), the currency in which a significant portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company.

In preparing the financial statements of each individual group entity transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.  At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into United States dollars using exchange rates prevailing at the end of each reporting period.  Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used.  Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

3.        Significant accounting policies (continued)

Foreign currencies (continued)

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re- attributed to non-controlling interests and are not recognized in profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government funding

Government funding is not recognized in profit or loss until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the funding will be received.

Government funding is recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the funding is intended to compensate.  Specifically, government funding whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government funding that is receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

Retirement benefits

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan.  The PRC government is responsible for the pension liability to these retired staff.  The Company is required to make contributions to the state-managed retirement plan based on a range of 20% to 22% of the monthly basic salary of current employees.  The costs are recognized in profit or loss when incurred.  Employees are required to make contributions equivalent to 6% to 8% of their monthly basic salary.

3.        Significant accounting policies (continued)

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.  Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 34.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity.  At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest.  The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.  When share options are exercised, the amount previously recognized in the reserve will be transferred to share premium.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year.  Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.  The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax liabilities are generally recognized for all taxable temporary differences.  Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.  Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition other than in a business combination of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

3.        Significant accounting policies (continued)

Taxation (continued)

Deferred tax (continued)

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.  Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax are recognized in profit or loss.

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at their costs, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.  Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long- term construction projects if the recognition criteria are met.

The Company constructs certain of its plant and equipment.  In addition to costs under the construction contracts, external costs that are directly related to the construction and acquisition of such plant and equipment are capitalized.  Depreciation is recorded at the time assets are ready for their intended use.  Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use.  Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

An item at property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

3.        Significant accounting policies (continued)

Property, plant and equipment (continued)

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight-line method.  The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The following useful lives are used in the calculation of depreciation.

Buildings	25 years
Plant and equipment	5—10 years
Office equipment	3—5 years

Prepaid land use right

Prepaid land use rights, which are all located in the PRC, are recorded at cost and are charged to profit or loss ratably over the term of the land use agreements which range from 50 to 70 years.

Intangible assets

Acquired intangible assets which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization and any accumulated impairment loss.  Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years.  The estimated useful life and amortization method are reviewed at the end of each reporting period, with effect of any changes in estimate being accounted for on a prospective basis.

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).  When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash- generating unit to which the asset belongs.  When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount.  An impairment loss is recognized immediately in profit or loss.

3.        Significant accounting policies (continued)

Impairment of tangible and intangible assets other than goodwill (continued)

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized as income.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subjected to an insignificant risk of changes in value, with original maturities of three months or less.

Restricted cash

Restricted cash consists of bank deposits pledged against letters of credit and short-term credit facilities and unused government funding for certain research and development projects.  Changes of restricted cash pledged against letter of credit and short-term credit facilities are presented as investing activity in consolidated statements of cash flows.

Inventories

Inventories are stated at the lower of cost and net realizable value.  Costs of inventories are determined on a weighted average basis.  Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.  When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.        Significant accounting policies (continued)

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value.  Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities other than financial assets and financial liabilities at fair value through profit or loss are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”) and ‘available-for-sale’ (“AFS”) financial assets and ‘loans and receivables’.  The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.  All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.  Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading.

A financial asset is classified as held for trading if:

•         it has been acquired principally for the purpose of selling in the near term; or

•         it is a part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•         it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.  The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item.

3.        Significant accounting policies (continued)

Financial assets (continued)

Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

The Company has AFS equity investments totaled at US$1.3 million and US$3.8 million as of December 31, 2013 and 2012, respectively, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and therefore has been measured at cost less any identified impairment losses at the end of each reporting period.  The AFS equity investment is recorded in other assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  Loans and receivables including trade and other receivables, and cash and bank balances and restricted cash are measured at amortized cost using the effective interest method, less any impairment loss.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period.  Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For all other financial assets, objective evidence of impairment could include:

•         significant financial difficulty of the issuer or counterparty; or

•         breach of contract, such as a default or delinquency in interest or principal payments; or

•         it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade receivables, assets are assessed for impairment on a collective basis even if they were assessed not to be impaired individually.  Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

3.        Significant accounting policies (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset.  Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.  When a trade receivable is considered uncollectible, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party.  If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay.  If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.        Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.  Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Convertible Bonds

The component parts of the convertible bonds issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.  Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments.  This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.  This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.  In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium.  Where the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to retained earnings.  No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds.  Transaction costs relating to the equity component are charged directly to equity.  Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible bonds using the effective interest method.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.  The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item.  Fair value is determined in the manner described in Note 35.

3.        Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Financial liabilities (continued)

Other financial liabilities

Other financial liabilities (including borrowings, trade and other payables and promissory notes) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or (where appropriate) shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.  The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps.  Further details of derivative financial instruments are disclosed in Note 35.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period.  The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

4.                       Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 3, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

4.                       Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”.  The Company estimates the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions.  If the NRV of an inventory item is determined to be below its carrying value, the Company records a write-down to cost of sales for the difference between the carrying cost and NRV.

Long-lived assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable.  Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU.  An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.  The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset.  The value in use calculation is based on a discounted cash flow model.  Currently the Company is not able to estimate the amount of impairment loss or when the loss will occur for future years.  Any potential changes of the business assumptions, such as forecasted sales, selling prices, utilizations, may have a material adverse effect on our net income.

The Company makes subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities.  The Company measures the recoverability of assets that will continue to be used in the Company’s operations by comparing the carrying value of CGU to the Company’s estimate of the related total future discounted cash flows.  If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis.  The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

4.                       Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Long-lived assets (continued)

In order to remain technologically competitive in the semiconductor industry, the Company has entered into technology transfer and technology license arrangements with third parties in an attempt to advance the Company’s process technologies.  The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset.  The Company routinely reviews the remaining estimated useful lives of these intangible assets and deferred costs.  The Company also evaluates these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  When the carrying amounts of such assets are determined to exceed their recoverable amounts, the Company will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

Share-based Compensation Expense

The fair value of options and shares issued pursuant to the Company’s option plans at the grant date was estimated using the Black-Scholes option pricing model.  This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility.  The expected term of options granted represents the period of time that options granted are expected to be outstanding.  The Company estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula.  The Company uses projected volatility rates based upon the Company’s historical volatility rates.  These assumptions are inherently uncertain.  Different assumptions and judgments would affect the Company’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income.  Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded.  The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates.  The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.  Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company companies.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized.  Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

4.                       Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Taxes (continued)

As at December 31, 2013, there is no deferred tax asset (December 31, 2012: US$0.4 million) in relation to unused tax losses mainly resulted from depreciation timing difference recognized in the Company’s consolidated statement of financial position.  The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future.  In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.  Further details on taxes are disclosed in Note 9.

Fair value measurements and valuation processes

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available.  Where Level 1 inputs are not available, the Company engages third party qualified valuers to perform the valuation.

The Company uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments.  Notes 35 provide detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various assets and liabilities.

Impairment of trade and other receivable

The Company assesses at the end of each reporting period whether there is any objective evidence that trade and other receivable is impaired.  To determine whether there is objective evidence of impairment, the Company considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, the Company takes into consideration the estimation of future cash flows.  The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition).  Where the actual future cash flows are less than expected, a material impairment loss may arise.  The carrying amount of the Company’s trade and other receivable at the end of the reporting period is disclosed in Note 23.

5.                       Segment information

The Company operates in three principal geographical areas-United States, Europe, and Asia Pacific.

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results from operations when making decisions about allocating resources and assessing performance of the Company. The Company operates in one segment. The Company’s revenue from external customers by location is detailed below.

	Revenue from external customers
	year ended 12/31/13	year ended 12/31/12	year ended 12/31/11
	USD’000	USD’000	USD’000
United States	1,002,699	940,369	726,011
Mainland China and Hong Kong	836,771	577,591	430,811
Eurasia*	229,494	183,638	162,644
	2,068,964	1,701,598	1,319,466

*                            Not including Mainland China and Hong Kong

The following table summarizes property, plant and equipment of the Company by location.

	Property, plant and equipment
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
United States	33	55	75
Europe	4	—	5
Taiwan	14	19	23
Hong Kong	3,440	3,640	3,832
Mainland China	2,525,343	2,381,721	2,512,643
	2,528,834	2,385,435	2,516,578

Substantially all other non-current assets excluding deferred tax and financial instruments of the Company are located in Mainland China.

6.                       Significant customers

The following table summarizes net revenue or accounts receivable for customers which accounted for 10% or more of gross accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2013	2012	2011	2013	2012	2011
A	473,699	282,946	165,180	109,778	57,865	27,921
B	270,230	383,626	275,502	19,619	43,246	43,468
A	23%	17%	13%	31%	18%	13%
B	13%	23%	21%	6%	13%	21%

7.                       Other operating income (expense)

	year ended	year ended	year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Gain (loss) on disposal of property, plant and equipment and assets classified as held-for-sale	33,996	19,325	(508)
Gain on disposal of subsidiaries	28,304	—	—
Gain on deconsolidation of subsidiaries	5,419	—	—
Impairment loss of property, plant and equipment	—	—	(17,691)
Others	151	(208)	7,009
	67,870	19,117	(11,190)

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2013 and 2012 arose primarily from the sales of the staff living quarters in Shanghai to employees.

7.1              Disposal of subsidiaries

The gain on disposal of subsidiaries for the year ended December 31, 2013 arose from disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”). During the year, the Company entered into a sale agreement to dispose of its 100% equity interest in WHDM. The disposal was completed on May 23, 2013, on that date the Company lost control of WHDM. The amount of the consideration was US$60.4 million and the Company recorded a gain of US$28.3 million. The consideration was fully settled by the buyer on July 26, 2013. WHDM was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan, which was not the major line of business of the Company and therefore, the disposal of WHDM was not classified as a discontinued operation.

7.                       Other operating income (expense) (continued)

7.1            Disposal of subsidiaries (continued)

Year ended
12/31/13
USD’000
Analysis of asset and liabilities over which control was lost
Total assets	39,039
Total liabilities	(38,853)
Net assets disposed of	186
Gain on disposal of subsidiaries
Amount of the total consideration	60,408
Due from WHDM	(31,196)
Business tax incurred in relation to the disposal	(722)
Net assets disposed of	(186)
Gain on disposal	28,304
Proceeds from disposal of subsidiaries
Amount of the total consideration	60,408
Bank balances and cash disposal of	(1,565)
Payment of business tax in relation to the disposal	(722)
Effect of the exchange rate changes on the consideration	(378)
Net cash flow arising on disposal	57,743
Cash flows from WHDM
Net cash outflows from operating activities	(268)
Net cash flows from investing activities	25,580
Net cash outflows from financing activities	(26,162)
Net cash outflows	(850)

7.2            Deconsolidation of subsidiaries due to loss of control

On December 30, 2013, the Company lost control of Brite Semiconductor Corporation and its subsidiaries (“Brite”). The gain at the date of deconsolidation of Brite was US$5.4 million. The deconsolidation has no material impact on the consolidated financial statements.

8.                       Finance costs

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Interest on:
Bank and other borrowings
— wholly repayable within five years	45,924	54,712	39,567
— not wholly repayable within five years	1,440	—	—
Interest on convertible bonds	1,173	—	—
Accretion of interest to preferred shareholders of a subsidiary	1,683	1,206	1,320
Total interest expense for financial liabilities not classified as at FVTPL	50,220	55,918	40,887
Less: amounts capitalized	15,828	16,458	18,984
	34,392	39,460	21,903

The weighted average interest rate on funds borrowed generally is 4.42% per annum (2012: 4.97% per annum and 2011: 3.62% per annum).

9.                       Income taxes

Income tax recognized in profit or loss

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current tax — Enterprise Income Tax	957	1,071	1,363
Deferred tax	(783)	(12,486)	81,140
Current tax — Land Appreciation Tax	3,956	2,313	—
Total income tax expense (benefit) raised in the current year	4,130	(9,102)	82,503

The income tax expense for the year can be reconciled to the accounting profit as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Profit (loss) before tax	178,597	13,439	(179,118)
Income tax expense (benefit) calculated at 15% (2012: 15% and 2011:15%)	26,790	2,016	(26,868)
Effect of expenses not deductible for tax purpose	1,247	—	—
Effect of tax holiday and tax concession	(3,045)	(3,045)	(2,329)
Expense (benefit) to be recognized in future periods	13,303	(3,742)	(20,420)
Effect of tax losses not recognized as deferred tax assets	(36,345)	(6,574)	130,040
Effect of different tax rates of subsidiaries operating in other jurisdictions	(641)	(1,087)	2,508
Others	(578)	1,364	(428)
Land Appreciation Tax (after tax)-gain on sale of living quarters	3,399	1,966	—
Income tax expense (benefit)	4,130	(9,102)	82,503

9.                       Income taxes (continued)

Income tax recognized in profit or loss (continued)

The tax rate used for the 2013, 2012 and 2011 reconciliation above is the corporate tax rate of 15% payable by most of the Company’s entities in Mainland China under tax law in that jurisdiction.

Current tax liabilities

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current tax liabilities
Income tax payable — Land Appreciation Tax	73	2,313	—
Income tax payable — Others	85	8	63
	158	2,321	63

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Deferred tax assets	43,890	43,380	31,787
Deferred tax liabilities	(167)	(440)	(1,333)
	43,723	42,940	30,454

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Deferred tax assets
Allowances and reserves	—	3,829	1,664
Net operating loss carry forwards	—	372	1,767
Property plant and equipment	43,890	38,955	25,966
Accrued expenses	—	224	2,390
Deferred tax assets	43,890	43,380	31,787
Deferred tax liabilities
Capitalized interest	(167)	(373)	(1,266)
Unrealized exchange gain	—	(64)	(67)
Depreciation for asset held for sale	—	(3)	—
Deferred tax liabilities	(167)	(440)	(1,333)

9.                       Income taxes (continued)

Deferred tax balances (continued)

2013.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	38,955	4,935	43,890
Allowances and reserves	3,829	(3,829)	—
Accrued expenses	224	(224)	—
Capitalized interest	(373)	206	(167)
Unrealized exchange gain	(64)	64	—
Depreciation for asset held for sale	(3)	3	—
Others	372	(372)	—
	42,940	783	43,723

2012.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	25,966	12,989	38,955
Allowances and reserves	1,664	2,165	3,829
Accrued expenses	2,390	(2,166)	224
Capitalized interest	(1,266)	893	(373)
Unrealized exchange gain	(67)	3	(64)
Depreciation for asset held for sale	—	(3)	(3)
Others	1,767	(1,395)	372
	30,454	12,486	42,940

2011.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	103,030	(77,064)	25,966
Allowances and reserves	1,321	343	1,664
Accrued expenses	2,317	73	2,390
Capitalized interest	(1,049)	(217)	(1,266)
Unrealized exchange gain	(45)	(22)	(67)
Others	6,020	(4,253)	1,767
	111,594	(81,140)	30,454

9.                       Income taxes (continued)

Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax rate of 10%.  A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company.  For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

Semiconductor Manufacturing International Corporation is incorporated in the Cayman Islands, where it is not currently subject to taxation.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The EIT Law was promulgated on March 16, 2007, which became effective on January 1, 2008. Under the EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Enterprises which were entitled to a preferential tax rate of 15% prior to January 1, 2008 could gradually transit to 25% throughout a five-year period. Pursuant to Guofa [2007] No. 39 (“Circular No. 39”), the application tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter. The tax holiday, which has already kicked off before the effective date of the EIT law, may continue to be enjoyed till the end of the holiday.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate is reduced by the tax incentives granted by Circular No. 39.

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circular enterprises.

On April 20, 2012, State Tax Bureau issued Cai Shui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry.

9.                       Income taxes (continued)

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No.43”), clarifying that the assertion and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is pursuant to Circular No.1.

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)                     Semiconductor Manufacturing International (Shanghai) Corporation (SMIS) and Semiconductor Manufacturing International (Tianjin) Corporation (SMIT)

Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. SMIS can continue its tax holiday based on the transitional income tax rate granted by Circular No.39 instead of the statutory income tax rate. The income tax rate for SMIS was 12% in 2011, 12.5% in 2012 and 12.5% in 2013.  After that, the income tax rate will be 15%.

Pursuant to relevant tax regulation, SMIT began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022. After that, the income tax rate will be 15%.

2)                     Semiconductor Manufacturing International (Beijing) Corporation (SMIB)

In accordance with Circular No. 43, SMIB is entitled to the preferential tax rate of 15% and 10- year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses. SMIB was in accumulative loss positions as of December 31, 2013 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC were subject to income tax rate of 25%.

Unrecognized deductible temporary differences, unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$851.7 million (December 31, 2012: US$1,199.2 million and December 31, 2011: US$951.9 million) due to the unpredictability of future profit streams, of which US$410.9 million, US$85.9 million, US$193.5 million, US$153.9 million and US$7.5 million will expire in 2014, 2015, 2016, 2017 and 2018, respectively. At the end of the reporting period, the Company had deductible temporary differences of US$618.4 million (December 31, 2012: US$580.4 million and December 31, 2011: US$634.9 million) in relation to which no deferred tax asset was recognized as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

10.            Profit (loss) for the year

Profit (loss) for the year has been arrived at after charging (crediting)

10.1       Impairment losses (reversal of impairment losses) on financial assets

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Allowance on trade receivables (see Note 23)	617	4,615	551
Reversal of allowance on doubtful trade receivables	(1,213)	(2,095)	(6,400)
	(596)	2,520	(5,849)

The recovery of bad debt expense of US$1.2 million, US$2.0 million and US$6.4 million was recorded as a reduction of general and administrative expense for the year ended December 31, 2013, 2012 and 2011, respectively.

10.2       Impairment losses on property, plant and equipment

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Impairment losses on property, plant and equipment	—	—	17,691

10.3       Depreciation and amortization expense

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Depreciation of property, plant and equipment	501,923	531,823	518,840
Amortization of intangible assets and land use right	44,987	35,076	33,017
Total depreciation and amortization expense	546,910	566,899	551,857

10.4       Employee benefits expense

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Wages, salaries and social security contributions	233,025	206,807	190,901
Bonus	68,618	28,048	10,431
Paid annual leave	541	738	310
Non-monetary benefits	17,937	12,880	12,494
Termination benefits	—	7	5,018
Equity-settled share-based payments (Note 34)	16,402	7,174	5,336
Total employee benefits expense	336,523	255,654	224,490

10.            Profit (loss) for the year (continued)

Profit (loss) for the year has been arrived at after charging (crediting) (continued)

10.5       Royalties expense

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Royalties expense	32,546	28,993	22,795

10.6       Government funding

Government funding under specific R&D projects

The Company received government funding of US$145.8 million, US$54.1 million and US$126.1 million and recognized US$26.9 million US$31.0 million and US$42.6 million as reductions of certain R&D expenses in 2013, 2012 and 2011 for several specific R&D projects respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of R&D expenses until the milestones specified in the terms of the funding have been reached.

Government funding for specific intended use

The Company received government funding of US$7.1 million, US$1.4 million and US$0.8 million and recognized US$7.1 million, US$1.2 million and US$0.8 million as reduction of interest expense in 2013, 2012 and 2011 respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of interest expense until the requirements (if any) specified in the terms of the funding have been reached.

11.            Directors’ remuneration

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Salaries	1,756	1,411	1,160
Equity-settled share-based payments	1,504	1,113	1,145
	3,260	2,524	2,305

The Company granted 27,083,220, nil and 113,205,662 options to purchase ordinary shares of the Company to the directors in 2013, 2012 and 2011, respectively. During the year ended December 31, 2013, 1,000,000 stock options were exercised and 4,634,877 stock options were expired. During the year ended December 31, 2012, no stock option was exercised and 500,000 stock options were expired. And during the year ended December 31, 2011, 1,000,000 stock options were exercised and 78,371,941 stock options were lapsed in connection with certain directors ceasing to continue serving as directors.

The Company granted nil, nil and 46,600,465 restricted share units to purchase ordinary shares of the Company to the directors in 2013, 2012 and 2011, respectively. During the year ended December 31, 2013, 11,650,116 restricted share units automatically vested and no restricted share units were forfeited. During the year ended December 31, 2012, 11,650,116 restricted share units automatically vested and no restricted share units were forfeited. And during the year ended December 31, 2011, 15,114,588 restricted share units automatically vested and 18,473,385 restricted share units were forfeited in connection with certain directors ceasing to continue serving as directors.

11.            Directors’ remuneration (continued)

In 2013, 2012 and 2011, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2013, 2012 and 2011, no directors waived any emoluments.

(a)              Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

		Employee settle share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2013
Tsuyoshi Kawanishi	20	5	25
William Tudor Brown	18	45	63
Sean Maloney	27	65	92
Lip-Bu Tan	65	5	70
Frank Meng	54	36	90
	184	156	340

		Employee
		settle share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2012
Tsuyoshi Kawanishi	45	15	60
Lip-Bu Tan	65	15	80
Frank Meng	52	40	92
	162	70	232

		Employee
		settle share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2011
Tsuyoshi Kawanishi	45	13	58
Lip-Bu Tan	60	13	73
Frank Meng	4	14	18
Jiang Shangzhou*	97	141	238
	206	181	387

*                    Jiang Shangzhou passed away on June 27, 2011.

There were no other emoluments payable to the independent non-executive directors during the year (2012: Nil and 2011: Nil).

11.            Directors’ remuneration (continued)

(b)             Executive directors and non-executive directors

		Employee
	Salaries	settle share-	Total
	and wages	base payment	remuneration
	USD’000	USD’000	USD’000
2013
Executive directors:
Zhang Wenyi	391	274	665
Tzu-Yin Chiu*	963	901	1,864
Gao Yonggang#	142	101	243
	1,496	1,276	2,772
Non-executive directors:
Chen Shangzhi	54	10	64
Lawrence Juen-Yee Lau	22	62	84
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shangzhi)	—	—	—
Chen Datong
(Alternate to Lawrence Juen-Yee Lau))	—	—	—
	76	72	148

		Employee
	Salaries	settle share-	Total
	and wages	base payment	remuneration
	USD’000	USD’000	USD’000
2012
Executive directors:
Zhang Wenyi	188	353	541
Tzu-Yin Chiu*	962	642	1,604
	1,150	995	2,145
Non-executive directors:
Chen Shangzhi	52	24	76
Gao Yonggang	47	24	71
Lawrence Juen-Yee Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong
(Alternate to Lawrence Juen-Yee Lau)	—	—	—
	99	48	147

11.            Directors’ remuneration (continued)

(b)             Executive directors and non-executive directors (continued)

		Employee
	Salaries	settle share-	Total
	and wages	base payment	remuneration
	USD’000	USD’000	USD’000
2011
Executive directors:
Zhang Wenyi	100	178	278
Tzu-Yin Chiu*	154	261	415
David N.K. Wang**	601	478	1,079
	855	917	1,772
Non-executive directors:
Chen Shangzhi	49	24	73
Gao Yonggang	49	24	73
Lawrence Juen-Yee Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong
(Alternate to Lawrence Juen-Yee Lau)	—	—	—
	98	48	146

*                            Tzu-Yin Chiu is also the Chief Executive Officer of the Company.

**                        David N.K. Wang ceased to be a director on June 29, 2011.

#                          Gao Yonggang has been re-designated as an executive director of the Company with effect from June 17, 2013.

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

12.            Five highest paid individuals

The five highest paid individuals during the year included two (2012: one and 2011: one) directors, details of whose remuneration are set out in Note 11 above. Details of the remuneration of the remaining three (2012: four and 2011: four) non-directors, highest paid individuals for the year are as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Salaries and other benefits	955	1,334	1,209
Bonus	386	16	690
Stock option benefits	566	521	543
	1,907	1,871	2,442

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

In 2013, 2012 and 2011, no emoluments were paid by the Company to any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

12.           Five highest paid individuals (continued)

The number of non-director, highest paid individuals whose remuneration fell within the following bands is as follows:

	Number of employees
	2013	2012	2011
HK$2,000,001 (US$257,902) to HK$2,500,000 (US$322,376)	—	1	—
HK$2,500,001 (US$322,377) to HK$3,000,000 (US$386,851)	—	—	—
HK$3,000,001 (US$386,852) to HK$3,500,000 (US$451,327)	—	1	—
HK$3,500,001 (US$451,328) to HK$4,000,000 (US$515,802)	1	1	1
HK$4,500,001 (US$580,278) to HK$5,000,000 (US$644,753)	—	1	2
HK$5,000,001 (US$644,754) to HK$5,500,000 (US$709,228)	1	—	1
HK$5,500,001 (US$709,229) to HK$6,000,000 (US$773,704)	1	—	—
	3	4	4

13.           Earnings (loss) per share

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD	USD	USD
Basic earnings (loss) per share
From continuing operations	0.01	0.00	(0.01)
From discontinued operations	—	—	0.00
Total basic earnings (loss) per share	0.01	0.00	(0.01)
Diluted earnings (loss) per share
From continuing operations	0.01	0.00	(0.01)
From discontinued operations	—	—	0.00
Total diluted earnings (loss) per share	0.01	0.00	(0.01)

Basic earnings (loss) per share

The earnings (loss) and weighted average number of ordinary shares used in the calculation of basic earnings (loss) per share are as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Profit (loss) for the year attributable to owners of the Company	173,177	22,771	(246,817)
Earnings (loss) used in the calculation of basic earnings (loss) per share	173,177	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of basic earnings per share from discontinued operations	—	—	14,741
Earnings (loss) used in the calculation of basic earnings (loss) per share from continuing operations	173,177	22,771	(261,558)
Weighted average number of ordinary shares for the purposes of basic earnings (loss) per share	32,063,137,846	30,078,893,961	27,435,853,922

13.  Earnings (loss) per share (continued)

Diluted earnings (loss) per share

The earnings (loss) used in the calculation of diluted earnings per share are as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Earnings (loss) used in the calculation of basic earnings (loss) per share	173,177	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of basic earnings per share from discontinued operations	—	—	14,741
Interest expense from convertible bonds	1,173	—	—
Earnings (loss) used in the calculation of diluted earnings (loss) per share from continuing operations	174,350	22,771	(261,558)

The weighted average number of ordinary shares for the purpose of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Weighted average number of ordinary shares used in the calculation of basic earnings per share	32,063,137,846	30,078,893,961	27,435,853,922
Employee option and restricted share units	237,913,672	64,712,749	—
Convertible preferred shares	—	1,899,048,145	—
Convertible bonds	288,027,267	—	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	32,589,078,785	32,042,654,855	27,435,853,922

During the year ended December 31, 2013, the Company had 785,159,938 weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2012, the Company had 2,021,406,706 weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2011, the Company had 2,896,467,247 weighted average outstanding employee stock options, restricted share units, warrants and convertible preferred shares which were excluded from the computation of diluted earnings per share, as their effect would have been anti-dilutive due to the net loss reported in the year ended December 31, 2011.

14.  Dividend

The Board did not recommend the payment of any dividend for the year ended December 31, 2013 (December 31, 2012: Nil and December 31, 2011: Nil).

15.  Assets classified as held for sale

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters (i)	3,265	4,239	—

(i)        The Company is seeking to sell its self-constructed living quarters to its employees.

16.  Property, plant and equipment

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at January 1, 2011	311,717	6,273,719	78,076	814,331	7,477,843
Transfer from (out) CIP	9,351	805,588	12,613	(827,552)	—
Addition	—	—	—	727,576	727,576
Disposals	(1,177)	(75,593)	(4,152)	(2,352)	(83,274)
Reclassified as held for sale	—	—	—	(87,355)	(87,355)
Balance at December 31, 2011	319,891	7,003,714	86,537	624,648	8,034,790
Transfer from (out) CIP	24,581	581,579	18,029	(624,189)	—
Addition	—	—	—	409,750	409,750
Disposals	(4,088)	(7,918)	(580)	(142)	(12,728)
Reclassified as held for sale	(4,842)	—	(32)	—	(4,874)
Balance at December 31, 2012	335,542	7,577,375	103,954	410,067	8,426,938
Transfer from (out) CIP	7,238	553,162	9,610	(570,010)	—
Addition	—	—	—	670,853	670,853
Disposals	(20,698)	(1,163)	(5,531)	(10,000)	(37,392)
Reclassified as held for sale	(2,999)	—	(2)	—	(3,001)
Balance at December 31, 2013	319,083	8,129,374	108,031	500,910	9,057,398

16.  Property, plant and equipment (continued)

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at January 1, 2011	77,949	4,873,172	72,507	102,352	5,125,980
Disposal	(406)	(52,448)	(4,090)	—	(56,944)
Write-off	—	—	—	(87,355)	(87,355)
Impairment losses recognized in profit or loss	—	—	—	17,691	17,691
Depreciation expense	11,833	501,683	5,324	—	518,840
Balance at December 31, 2011	89,376	5,322,407	73,741	32,688	5,518,212
Disposal	(1,403)	(4,850)	(579)	—	(6,832)
Depreciation expense	12,903	509,962	8,958	—	531,823
Reclassified as held for sale	(1,671)	—	(29)	—	(1,700)
Balance at December 31, 2012	99,205	5,827,519	82,091	32,688	6,041,503
Disposal	(3,030)	(1,405)	(5,073)	(4,490)	(13,998)
Depreciation expense	13,160	477,600	11,163	—	501,923
Reclassified as held for sale	(862)	—	(2)	—	(864)
Balance at December 31, 2013	108,473	6,303,714	88,179	28,198	6,528,564

		Plant and	Office	Construction in progress
	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Carrying value at December 31, 2011	230,515	1,681,307	12,796	591,960	2,516,578
Carrying value at December 31, 2012	236,337	1,749,856	21,863	377,379	2,385,435
Carrying value at December 31, 2013	210,610	1,825,660	19,852	472,712	2,528,834

Construction in progress

The construction in progress balance of approximately US$472.7 million as of December 31, 2013, primarily consisted of US$130.5 million and US$208.7 million of the manufacturing equipment acquired to further expand the production capacity at the 12” fab in Beijing and Shanghai, respectively, and US$102.1 million related to the ongoing 8” wafer construction project at Semiconductor Manufacturing International (Shenzhen) Corporation. The Company’s Shenzhen project which commenced in 2008 has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. The Company purchased US$10.6 million facilities and equipment in current year in preparation of Shenzhen project. The Company will closely monitor the progress of the project and evaluate any additional costs to complete the project. In addition, US$31.4 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2014.

16.  Property, plant and equipment (continued)

Impairment losses recognized in the year

The Company recorded an impairment loss of nil (2012: Nil and 2011: US$17.7 million) associated with the disposal of property, plant and equipment with outdated technologies.

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$1,000 million (2012: approximately US$1,064 million and 2011: approximately US$482 million) have been pledged to secure borrowings of the Company (see Note 28). The plant and equipment have been pledged as security for bank loans under a mortgage. The Company is not allowed to pledge these assets as security for other borrowings or to sell them to another entity.

17.  Intangible assets

Acquired intangible assets
USD’000
Cost
Balance at January 1, 2011	236,691
Additions	37,490
Expired and disposal	(21,908)
Balance at December 31, 2011	252,273
Additions	89,636
Balance at December 31, 2012	341,909
Additions	23,139
Expired and disposal	(16,627)
Balance at December 31, 2013	348,421
Accumulated amortization and impairment
Balance at January 1, 2011	62,870
Amortization expense for the year	31,450
Expired and disposal	(21,326)
Balance at December 31, 2011	72,994
Amortization expense for the year	33,537
Balance at December 31, 2012	106,531
Amortization expense for the year	40,796
Expired and disposal	(14,171)
Balance at December 31, 2013	133,156
Carrying value at December 31, 2011	179,279
Carrying value at December 31, 2012	235,378
Carrying value at December 31, 2013	215,265

18.             Subsidiaries

Details of the Company’s subsidiaries at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of shares held	Paid up registered capital		Proportion of ownership interest held by the Company		Proportion of voting power held by the Company	Principal activities
Better Way Enterprises Limited (“Better Way”)	Samoa	Ordinary	US$	1,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)#	People’s Republic of China (the “PRC”)	Ordinary	US$	1,740,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	US$	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)#	PRC	Ordinary	US$	1,000,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	Euros	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	US$	11,000	Directly	100%	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)	PRC	Ordinary	US$	800,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)#	PRC	Ordinary	US$	690,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation	PRC	Ordinary	US$	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	US$	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	PRC	Ordinary	US$	10,400,000	Indirectly	100%	100%	Manufacturing and trading of solar cell related semiconductor products
Magnificent Tower Limited	British Virgin Islands	Ordinary	US$	50,000	Indirectly	100%	100%	Investment holding
SMIC Shanghai (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HK$	10,000	Indirectly	100%	100%	Investment holding
SMIC ShenZhen (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong)	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
Corporation Limited
Semiconductor Manufacturing International (Shenzhen) Corporation	PRC	Ordinary	US$	127,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor Shanghai Corporation Limited	PRC	Ordinary	US$	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation	PRC	Ordinary	US$	240,000,000	Directly and indirectly	55%	55%	Manufacturing and trading of semiconductor products

#         Abbreviation for identification purposes.

As of December 30, 2013, the Company lost control of Brite, but still has significant influence over it. The Company recorded its ownership interest of Brite as investment in associate.

18.            Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests

The table below shows details of non-wholly owned subsidiaries of the Company that have material non-controlling interests:

Proportion of
ownership
interests and
		voting rights	Profit allocated
	Place of	held by non-	to non-	Accumulated
	establishment	controlling	controlling	non-controlling
Name of company	and operation	interests	interests	interests
Year ended
		12/31/13	12/31/13	12/31/13
			USD’000	USD’000
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)	Beijing	45.0%	1,410	109,410
Total			1,410	109,410

Summarized financial information in respect of each of the Company’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intra-group eliminations.

SMNC

12/31/13
USD’000
Current assets	243,719
Non-current assets	—
Current liabilities	(586)
Non-current liabilities	—
Net assets	243,133
Equity attributable to owners of the Company	133,723
Non-controlling interests	109,410

18.            Subsidiaries (continued)

SMNC (continued)

Year ended
12/31/13
USD’000
Non operating income	3,843
Expense	(709)
Profit or loss from continuing operations	3,134
Post-tax profit from discontinued operations	—
Profit for the year	3,134
Profit attributable to owners of the Company	1,724
Profit attributable to the non-controlling interests	1,410
Profit for the year	3,134
Other comprehensive income attributable to owners of the Company	—
Other comprehensive income attributable to the non-controlling interests	—
Other comprehensive income for the year	—
Total comprehensive income attributable to owners of the Company	1,724
Total comprehensive income attributable to the non-controlling interests	1,410
Total comprehensive income for the year	3,134
Dividends paid to non-controlling interests	—
Net cash inflow from operating activities	1,959
Net cash outflow from investing activities	(164,810)
Net cash inflow from financing activities	240,000
Net cash inflow	77,149

19.            Investments in associates

Details of the Company’s significant associates, which are all unlisted companies, at the end of the reporting period are as follows:

		Class	Proportion of ownership interest			Proportion
	Place of establishment	of share	and voting power held			of voting
Name of company	and operation	held	by the Company			power held
			12/31/13	12/31/12	12/31/11
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai	Ordinary	30.0%	30.0%	30.0%	30.0%

Above associate is accounted for using the equity method in these consolidated financial statements.

19.            Investments in associates (continued)

Toppan

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current assets	47,554	44,987	36,778
Non-current assets	22,660	15,677	17,692
Current liabilities	(2,117)	(1,608)	(1,616)
Non-current liabilities	—	—	—
Net assets	68,097	59,056	52,854

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Total revenue	23,796	19,008	24,721
Profit from continuing operations	7,364	5,585	14,928
Post-tax profit from discontinued operations	—	—	—
Profit for the year	7,364	5,585	14,928
Other comprehensive income for the year	—	—	—
Total comprehensive income for the year	7,364	5,585	14,928
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Net assets of the associate	68,097	59,056	52,854
Proportion of the Company’s ownership interest in Toppan	30%	30%	30%
Carrying amount of the Company’s interest in Toppan	20,429	17,717	15,856

20.            Other financial assets

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Derivatives
Foreign currency forward contracts	—	77	939
Short-term investments carried at fair value through profit or loss	240,311	18,653	1,034
	240,311	18,730	1,973

21.            Other assets

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Advance payments	—	28,252	31,816
Others	6,237	15,130	13,869
Non-current	6,237	43,382	45,685

In 2011, an advance of US$28 million was made in conjunction with a proposed joint venture between the holding company and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”).  This advance payment was reclassified to current assets as at December 31, 2013 as it became receivable within one year.

Available-for-sale investment of US$1.3 million as of December 31, 2013 and US$3.8 million as of December 31, 2012 and 2011, respectively, has been included as others.

22.            Inventories

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Raw materials	56,242	52,228	54,853
Work in progress	180,710	156,392	93,472
Finished goods	49,299	87,108	58,983
	286,251	295,728	207,308

The cost of inventories recognized as an expense (income) during the year in respect of inventory provision was US$(0.1) million (2012: US$4.9 million and 2011: US$6.5 million).

23.            Trade and other receivables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Trade receivables	352,872	323,451	208,054
Allowance for doubtful debts	(44,643)	(45,340)	(42,820)
	308,229	278,111	165,234
Other receivables and refundable deposits	71,132	50,100	35,671
	379,361	328,211	200,905

The Company determines credit terms mostly ranging from 30 to 60 days for each customer on a case- by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

The Company determines its allowance for doubtful debts based on the Company’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Company’s allowance for doubtful debts excludes receivables from a limited number of customers due to their high credit worthiness.  The Company provides allowance for doubtful debts based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Company recognized US$0.6 million, US$4.6 million and US$0.6 million of allowance for doubtful debts respectively during the year ended December 31, 2013, 2012 and 2011  respectively.  The Company reviews, analyzes and adjusts allowance for doubtful debts on a monthly basis.

In evaluating the customers’ credit quality, the Company used an internal system based on each customer’s operation size, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Company believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade receivables

Of the trade receivables balance at the end of the year of 2013, 2012  and 2011, US$129.4  million, US$101.1 million and US$71.4 million respectively are due from the Company’s two largest customers.

The following is an aged analysis of trade receivables presented based on the invoice date at the end of the reporting period.

Age of receivables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Within 30 days	166,117	113,955	66,244
31—60 days	110,470	123,618	77,527
Over 60 days	76,285	85,878	64,283
Total	352,872	323,451	208,054

23.  Trade and other receivables (continued)

Trade receivables (continued)

Age of receivables (continued)

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting for which the Company has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current	269,740	222,765	134,958
Past due but not impaired Within 30 days	24,480	31,219	26,468
31—60 days	10,068	16,559	1,083
Over 60 days	3,941	7,568	2,725
Total	308,229	278,111	165,234
Average overdue days	40	47	31

Movement in the allowance for doubtful debts

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Balance at beginning of the year	45,340	42,820	49,373
Addition in allowance for doubtful debts	617	4,615	551
Amounts written off during the year as uncollectible	(101)	—	(704)
Reversal of allowance for doubtful debts	(1,213)	(2,095)	(6,400)
Balance at end of the year	44,643	45,340	42,820

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

Included in the allowance for doubtful debts are individually impaired trade receivables amounting to nil (December 31, 2012: nil and December 31, 2011: US$4.6 million) which have been placed under liquidation. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the expected liquidation proceeds. The Company does not hold any collateral over these balances.

Age of impaired trade receivables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Within 30 days	192	278	204
31—60 days	89	855	53
Over 60 days	44,362	44,207	42,563
Total	44,643	45,340	42,820

24.  Restricted cash

As of December 31, 2013, 2012 and 2011,  restricted cash consisted of US$35.7  million,  US$111.6 million and US$46.3 million, respectively of bank time deposits pledged against letters of credit and short-term borrowings, and US$111.9 million, US$106.0 million and US$90.6 million, respectively of government funding received mainly for the reimbursement of research and development expenses to be incurred.

25.  Shares and issued capital

Fully paid ordinary shares

	Number of	Share	Share
	shares	capital	premium
		USD’000	USD’000
Balance at January 1, 2011	27,334,063,747	10,934	3,762,146
Issuance of shares under the Company’s employee stock incentive plans (see note 34)	153,612,318	61	11,870
Balance at December 31, 2011	27,487,676,065	10,995	3,774,016
Issuance of shares under the Company’s employee stock incentive plans (see note 34)	57,004,448	23	3,057
Conversion of convertible preference shares	4,455,459,110	1,782	306,515
Balance at December 31, 2012	32,000,139,623	12,800	4,083,588
Issuance of shares under the Company’s employee stock incentive plans (see note 34)	112,167,478	45	6,641
The Company purchased shares of subsidiaries	—	—	(383)
Balance at December 31, 2013	32,112,307,101	12,845	4,089,846

Fully paid ordinary shares, which have a par value of US$0.0004, carry one vote per share and carry a right to dividends.

25.  Shares and issued capital (continued)

Convertible preference shares

	Number of	Share	Share
	shares	capital	premium
		USD’000	USD’000
Balance at January 1, 2011	—	—	—
Issue of shares	445,545,911	178	308,119
Balance at December 31, 2011	445,545,911	178	308,119
Converted into ordinary shares	(445,545,911)	(178)	(308,119)
Balance at December 31, 2012	—	—	—

In June 2011, the Company issued 360,589,053 non-redeemable convertible preferred shares (the “Preferred Shares”) and a warrant (the “CIC Warrant”) to subscribe for up to 72,117,810  preferred shares, to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation (“CIC”), for an aggregate proceeds of approximately US$249 million, net of issuance cost of US$0.6 million which was deducted from the carrying value of the Preferred Shares.

In September 2011, the Company issued 84,956,858 preferred shares and a Warrant (the “Datang Warrant” and, together with the CIC Warrant, the “Warrant”) to subscribe for up to 16,991,371 preferred shares, to Datang Holdings (Hongkong) Investment Company Limited (“Datang”), for aggregate proceeds of approximately US$58.9 million.

The holders of the preferred shares had the right at any time to convert their preferred shares into fully paid ordinary shares and the preferred shares have been mandatorily converted into ordinary shares at the conversion rate of 10 ordinary shares per convertible preferred share. As of result of the conversion, the Company issued 3,605,890,530 and 849,568,580 ordinary shares to CIC and Datang, respectively, on June 4, 2012.

The Warrant to subscribe for convertible preferred shares has expired without exercise.

Stock incentive plans

The Company has adopted the stock incentive plans under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 34).

26.  Reserves

Equity-settled employee benefits reserve

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Balance at beginning of year	42,232	37,469	40,539
Arising on share-based payments	16,402	7,174	5,336
Transfer to share premium	(3,457)	(2,411)	(8,406)
Balance at end of year	55,177	42,232	37,469

The above equity-settled employee benefits reserve related to share options and restricted share units (“RSUs”) granted by the Company to its employees and service providers under stock incentive plans. Items included in equity- settled employee benefits reserve will not be reclassified subsequently to profit or loss. Further information about share-based payments to employees and service providers is set out in Note 34.

Foreign currency translation reserve

Items that may be reclassified subsequently to profit or loss

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Balance at beginning of year	3,916	3,846	(1,092)
Exchange differences arising on translating the foreign operations	731	70	4,938
Deconsolidation of subsidiaries	(94)	—	—
Balance at end of year	4,553	3,916	3,846

Exchange differences relating to the translation of the results and net assets of the Company’s foreign operations from their functional currencies to the Company’s presentation currency (i.e. United States dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating both the net assets of foreign operations and hedges of foreign operations) are reclassified to profit or loss on the disposal/deconsolidation of the foreign operation.

Convertible bonds equity reserve

12/31/13
USD’000
Balance at beginning of year	—
Recognition of the equity component of convertible bonds	15,210
Balance at end of year	15,210

27.  Accumulated deficit

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2013 the Company did not make any appropriation to non-distributable reserves. As of December 31, 2013, 2012 and 2011, the accumulated non-distributable reserve was US$30 million, US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$3,744 million at December 31, 2013 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2013, reserve and capital of approximately US$3,774 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2013, 2012 and 2011 the Company did not declare or pay any cash dividends on the ordinary shares.

28.  Borrowings

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	219,727	383,225	607,427
	219,727	383,225	607,427
Long-term debt by contracts
Beijing USD syndicate loan	—	—	180,084
EUR loan	—	—	8,271
Shanghai EXIM69M USD loan (ii)	—	68,500	26,523
Shanghai EXIM70M loan (iii)	—	70,000	—
Shanghai 268M syndicate loan (iv)	201,000	245,611	—
Shanghai 470M syndicate loan (v)	260,000	—	—
Beijing USD & RMB loan (vi)	—	49,079	48,838
Beijing EXIM20M loan (vii)	—	20,000	—
Beijing USD syndicate loan (viii)	260,000	260,000	—
Beijing EXIM40/60M loan (ix)	40,000	—	—
Beijing CIC Entrust loan (x)	10,795	—	—
	771,795	713,190	263,716
Less: current maturities of long-term debt	170,820	184,578	191,355
Non-current maturities of long-term debt	600,975	528,612	72,361
Borrowing by repayment schedule:
Within 1 year	390,547	567,803	798,782
Within 1—2 years	209,965	309,000	72,361
Within 2—5 years	367,990	219,612	—
Over 5 years	23,020	—	—
	991,522	1,096,415	871,143

Summary of borrowing arrangements

(i)                        As of December 31, 2013, the Company had 28 short-term credit agreements that provided total credit facilities of up to US$1.1 billion on a revolving credit basis. As of December 31, 2013, the Company had drawn down US$219.7 million under these credit agreements and US$927.5 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for US$18.2 million, which is secured by time deposits of US$29.1 million. The interest rate ranged from 0.31% to 6.69% in 2013.

(ii)                     In April 2011, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai EXIM Bank USD loan I, a new two-year loan facility in the principal amount of US$69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility.  The interest rate ranged from 4.0 % to 5.0% during 2013.

28.  Borrowings (continued)

Summary of borrowing arrangements (continued)

(iii)               In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which is secured by certain equipment of SMIS. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility.  The interest rate ranged from 4.0 % to 5.0% during 2013.

(iv)              In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility is used to finance the working capital for SMIS’s 8-inch fab. The facility is secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. As of December 31, 2013, SMIS had drawn down US$268 million and repaid US$67 million on this loan facility. The outstanding balance of US$201 million is repayable by March 2015. The interest rate on this loan facility ranged from 3.6% to 4.2% in 2013. The Shanghai USD syndicate loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2013.

(v)                 In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 12-inch fabs and buildings of SMIS. As of December 31, 2013, SMIS had drawn down US$260 million. The outstanding balance of US$260 million is repayable from August 2015 to February 2018. The interest rate on this loan facility ranged from 4.3% to 4.9% in 2013.

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The above loan constituted part of this strategic framework credit facility.

(vi)              In September 2011, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately US$24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. SMIB repaid the outstanding balance in advance by June 2013. As of December 31, 2013, SMIB had no outstanding balance of the facility.  The interest rate on this loan facility ranged from 6.1% to 6.5% in 2012.

28.  Borrowings (continued)

Summary of borrowing arrangements (continued)

(vii)           In March 2012, SMIB entered into the USD Loan, a two-year working capital loan facility in the principal amount of US$30  million with the Export-Import Bank of China, which was unsecured. This two-year bank facility was used for working capital purpose.  SMIB repaid the outstanding balance of US$20 million in advance by August 2013. As of December 31, 2013, SMIB had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.2% to 6.5% in 2013.

(viii)        In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility is secured by the manufacturing equipment located in the SMIB and SMIT fabs, and 100% equity pledge of SMIB and SMIT. On September 26, 2013, SMIB and the syndicate amended the loan facility amount to US$260 million. As of December 31, 2013, SMIB had drawn down US$260 million on this loan facility which is repayable from March 2014 to March 2019. The interest rate on this loan facility ranged from 5.8% to 6.2% in 2013. The Beijing USD syndicate loan contains as part of the costs of maintain certain minimum coverage ratio. SMIB was in compliance with these covenants as of December 31, 2013.

(ix)              In June 2013, SMIB entered into the new USD Loan, a twenty-six-months working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which is unsecured. This twenty-six-months bank facility was used for working capital purposes. As of December 31, 2013, SMIB had drawn down US$40 million on this loan facility.  The principal amount is repayable in August 2015.  The interest rate on this loan facility ranged from 3% to 4% in 2013.

(x)                 In June 2013, SMIB entered into the new RMB Loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million (approximately US$11.5 million) with China Investment Development Corporation through China CITIC Bank, which is unsecured. This two-year entrust loan facility was used for working capital purposes. As of December 31, 2013, SMIB had drawn down RMB70 million (approximately US$11.5 million) and repaid RMB4.5 million (approximately US$0.7 million) on this loan facility. The outstanding balance of RMB65.5 million (approximately US$10.8 million) is repayable in June 2015. The interest rate on this loan facility was 12% in 2013.

As of December 31, 2013, property, plant and equipment and land use right with carrying amount of approximately US$1,007 million (2012: US$1,070 million and 2011: US$482 million) have been pledged to secure borrowings of the Company.

29.  Convertible bonds

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000  on November 7, 2013.

The principal terms of the bonds are as follows:

(1)                 Denomination of the bonds — The convertible bonds are denominated in USD.

(2)                 Maturity date — Five years from the date of issuance, which is November 7, 2018 (“Maturity Date”).

(3)                 Interest — The bonds do not bear any cash interest.

(4)                 Conversion —

a)                     Conversion price — The price is HK$0.7965 per each new share to be issued upon conversion of the bonds (“Conversion Share”), subject to anti-dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalisation of profits or reserves, capital distribution, issuance of options or rights, and certain other events.

b)                    Conversion period — The Bondholder has the right to convert the bonds into shares at any time on or after December 18, 2013 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called or put for redemption at any time before the Maturity Date, then up to the close of business on a date no later than seven days prior to the date fixed for redemption, which is discussed below.

c)                     Number of Conversion Shares issuable — 1,946,817,325 Conversion Shares will be issued upon full conversion of the bonds based on the initial conversion price of HK$0.7965 (translated at the fixed exchange rate of HK$7.7532 = US$1.0 as pre-determined).

(5)                 Redemption —

a)                     At the option of the Company:

(I)                    Redemption at maturity — The Company will redeem the bonds outstanding at principal amount on the Maturity Date.

(II)                  Redemption for tax reasons — The Company will redeem all and not some only of the Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

(III)               Redemption at the Option — The Company may redeem all and not only some of the Bonds on the date specified in the Option Redemption Notice at their principal amount at any time after November 7, 2015, provided that the Closing Price of a Share at least 120 percent of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the Bonds outstanding is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding Bonds at their principal amount.

29.  Convertible bonds (continued)

(5)                 (continued)

b)                    At the option of the Bondholder:

(I)                     Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the bonds.

(II)                  Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the Bonds of such holder on the Optional Put Date (on November 7, 2016) at their principal amount.

(6)                 Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase Bonds at any price in the open market or otherwise.

(7)                 Cancellation — All Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all Bonds cancelled will be forwarded to or to the order of the Registrar and such Bonds may not be reissued or resold.

The convertible bonds issued at November 7, 2013 included fair value of the liability component, equity component and embedded derivative in respect of the early redemption feature of the convertible bonds. The embedded derivative in respect of the early redemption feature of the convertible bonds is deemed to be clearly and closely related to the host contract and therefore, does not need to be separately recorded. The fair value of the liability component of the convertible bonds was approximately US$179.4 million and the equity component was approximately US$15.2 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	200,000
Transaction cost	(5,400)
Liability component at the date of issue	179,390
Equity component	15,210

29.  Convertible bonds (continued)

Subsequent to the initial recognition, the liability component of the convertible bonds was carried at amortized cost using effective interest method. The effective interest rate of the liability component of the convertible bonds was 3.69% per annum. The movement of the liability component of the convertible bonds for the year ended December 31, 2013 is set out below:

USD’000
Liability component at the date of issue	179,390
Interest charged	1,173
Liability component at December 31, 2013	180,563

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised.

On December 18, 2013, the Company entered into a subscription agreement (“Datang Subscription Agreement”) with Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a substantial shareholder of the Company. Pursuant to the Datang Subscription Agreement, the Company conditionally agreed to issue and Datang conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 (“Datang Pre-emptive Bonds”) upon the exercise of the pre-emptive rights as specified in the share purchase agreement dated November 6, 2008 entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”) which holds 100% equity interests of Datang.

On December 18, 2013, the Company also entered into a subscription agreement (“Country Hill Subscription Agreement”) with Country Hill Limited (“Country Hill”), a substantial shareholder of the Company. Pursuant to the Country Hill Subscription Agreement, the Company conditionally agreed to issue and Country Hill conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 (“Country Hill Pre-emptive Bonds”) upon the exercise of the pre-emptive rights by Country Hill under the share subscription agreement dated April 18, 2011 entered into between the Company and Country Hill.

As each of Datang and Country Hill is a substantial shareholder of the Company, the execution of the Datang Subscription Agreement and the Country Hill Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and the allotment and issue of any Ordinary Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) constituted non-exempt connected transactions of the Company under Chapter 14A of the Listing Rules, and were subsequently approved by the independent shareholders at the extraordinary general meeting of the Company held on February 17, 2014.

The net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Bonds and the issue of the Country Hill Pre-emptive Bonds will be approximately US$54,600,000 and US$32,200,000, respectively. The completion of the issue of the Datang Pre-emptive Bonds and the Country Hill Pre- emptive Bonds is expected to take place on a date no later than May 30, 2014.

30.  Trade and other payables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Trade payables	285,967	331,394	280,691
Advance receipts from customers	41,164	67,108	68,660
Deposit received from customers	48,976	10,591	5,631
Other payable	17,783	14,859	20,766
	393,890	423,952	375,748

30.  Trade and other payables (continued)

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

The following is an aged analysis of accounts payable presented based on the invoice date at the end of the reporting period.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Within 30 days	214,219	252,097	169,315
Between 31 to 60 days	20,295	49,735	30,909
Over 60 days	51,453	29,562	80,467
	285,967	331,394	280,691

An aged analysis of the accounts payable is as follows:

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current	237,337	275,398	194,434
Overdue:
Within 30 days	9,493	26,783	42,278
Between 31 to 60 days	12,299	10,652	16,327
Over 60 days	26,838	18,561	27,652
	285,967	331,394	280,691

31.  Accrued liabilities

The amounts of accrued liabilities as of December 31, 2013, 2012 and 2011 were US$153.9 million, US$84.6 million and US$45.7 million, within which the amounts of accrued payroll expenses were US$55.5 million, US$21.4 million and US$9.4 million, respectively.

32.  Promissory notes

In 2009, the Company reached a new settlement with Taiwan Semiconductor Manufacturing Corporation (“TSMC”). Under this agreement, the remaining promissory note of US$40.0 million under the prior 2005 Settlement Agreement was cancelled. The Company issued twelve non-interest bearing promissory notes with an aggregate amount of US$200.0  million as the settlement consideration.  The Company has recorded a discount of US$8.1 million for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009), which was recorded as a reduction of the face amount of the promissory notes. In total, the Company paid TSMC US$30.0 million and US$30.0 million in 2013 and 2012, respectively. There are no remaining promissory notes to be paid as of December 31, 2013 and the outstanding promissory notes as of December 31, 2012 and 2011 are as follows:

		31/12/12
		Discounted
	Face value	Value
	USD’000	USD’000
Maturity
2013 — Current	30,000	29,374
	30,000	29,374

		31/12/11
		Discounted
	Face value	Value
	USD’000	USD’000
Maturity
2012 — Current	30,000	29,374
Non-current	30,000	28,560
	60,000	57,934

33.  Other financial liabilities

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Derivatives carried at fair value through profit or loss (FVTPL)
Foreign currency forward contracts	—	25	816
Interest rate swaps	—	—	405
Cross-currency interest rate swaps	—	—	462
	—	25	1,683

34.  Share-based payments

Stock incentive plans

The Company’s stock incentive plans allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company.

Stock option plan

The options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

Restricted share units (“RSUs”)

The Company adopted the Equity Incentive Plan (“EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

The expense recognized for employee services received during the year is shown in the following table:

	Year ended	Year ended	Year ended
	12/31/12	12/31/13	12/31/11
	USD’000	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	16,402	7,174	5,336

Movements during the year

(i)                     The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year (excluding RSUs):

	2013	2013		2012	2012		2011	2011
	Number	WAEP		Number	WAEP		Number	WAEP
Outstanding at January 1	1,285,367,372	US$	0.09	1,230,938,429	US$	0.10	1,317,679,526	US$	0.11
Granted during the year	270,695,247	US$	0.08	292,084,956	US$	0.04	321,290,693	US$	0.07
Forfeited and expired during the year	(158,907,830)	US$	0.11	(209,218,313)	US$	0.09	(332,650,148)	US$	0.11
Exercised during the year	(76,770,936)	US$	0.04	(28,437,700)	US$	0.02	(75,381,642)	US$	0.05
Outstanding at December 31	1,320,383,853	US$	0.09	1,285,367,372	US$	0.09	1,230,938,429	US$	0.10
Exercisable at December 31	483,679,899	US$	0.11	457,250,416	US$	0.12	465,796,149	US$	0.12

The weighted average remaining contractual life for the share options outstanding as at December 31, 2013 was 6.58 years (2012: 6.61 years and 2011: 6.67 years).

The range of exercise prices for options outstanding at the end of the year was US$0.02 to US$0.35 (2012: US$0.02 to US$0.35 and 2011: US$0.01 to US$0.35).

34.  Share-based payments (continued)

Movements during the year (continued)

(i)                     (continued)

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$0.07 (2012: US$0.04 and 2011: US$0.09).

During the year ended December 31, 2013, share options were granted on May 7, 2013, June 11, 2013, June 17, 2013, September 6, 2013 and November 4, 2013.  The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04, US$0.04, US$0.04, US$0.04 and US$0.03, respectively.

During the year ended December 31, 2012, share options were granted on May 22, 2012, September 12, 2012 and November 15, 2012. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.02, US$0.02 and US$0.03, respectively.

During the year ended December 31, 2011, share options were granted on May 31, 2011, September 8, 2011 and November 17, 2011.  The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.05, US$0.03 and US$0.03, respectively.

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended 31 December 2013, 2012 and 2011 respectively:

	2013	2012	2011
Dividend yield (%)	—	—	—
Expected volatility	62.18%	65.93%	69.15%
Risk-free interest rate	1.23%	0.77%	1.04%
Expected life of share options	1–5 years	1–5 years	1–5 years

The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the options are based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

34.  Share-based payments (continued)

Movements during the year (continued)

(ii)                  The following table illustrates the number and weighted average fair value (WAFV) of, and movements in, RSUs during the year (excluding share options):

	2013	2013		2012	2012		2011	2011
	Number	WAFV		Number	WAFV		Number	WAFV
Outstanding at January 1	125,358,288	US$	0.06	101,564,432	US$	0.07	144,457,562	US$	0.10
Granted during the year	151,336,161	US$	0.08	65,170,000	US$	0.04	67,949,495	US$	0.07
Forfeited during the year	(8,139,176)	US$	0.07	(12,809,396)	US$	0.08	(32,611,949)	US$	0.10
Exercised during the year	(35,396,542)	US$	0.06	(28,566,748)	US$	0.08	(78,230,676)	US$	0.10
Outstanding at December 31	233,158,731	US$	0.07	125,358,288	US$	0.06	101,564,432	US$	0.07

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2013 was 8.88 years (2012: 8.84 years and 2011: 9.01 years).

The weighted average closing price of the Company’s shares immediately before the dates on which the RSUs were exercised was US$0.08 (2012: US$0.04 and 2011: US$0.07).

During the year ended December 31, 2013, RSUs were granted on June 11, 2013. The fair values of the RUSs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.08.

During the year ended December 31, 2012, RSUs were granted on May 22, 2012 and September 12, 2012. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04 and US$0.04.

During the year ended December 31, 2011, RSUs were granted on May 31, 2011 and September 8, 2011. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.08 and US$0.06.

The following table list the inputs to the models used for the plans for the years ended December 31, 2013, 2012 and 2011, respectively:

	2013	2012	2011
Dividend yield (%)	—	—	—
Expected volatility	47.03%	49.90%	69.23%
Risk-free interest rate	0.34%	0.30%	0.27%
Expected life of RSUs	1–2 years	1–2 years	1–2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

35.            Financial instruments

Capital management

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure.  The Company’s overall strategy remains unchanged from 2012.

The capital structure of the Company consists of net debt (borrowings as detailed in Note 28 offset by cash and bank balance) and equity of the Company.

Where the entity manages its capital through issuing/repurchasing shares and raising/repayment of debts.  The Company reviews the capital structure on a semi-annual basis.  As part of this review, the Company considers the cost of capital and the risks associates with each class of capital.  The Company will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Debt (i)	1,172,085	1,096,415	871,143
Cash and bank balances	(462,483)	(358,490)	(261,615)
Net debt	709,602	737,925	609,528
Equity	2,593,182	2,276,452	2,245,998
Net debt to equity ratio	27.36%	32.42%	27.14%

(i)        Debt is defined as long- and short-term borrowings (excluding derivatives) and convertible bonds, as described in Note 28 and Note 29.

35.            Financial instruments (continued)

Categories of financial instruments

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Financial assets
Cash and bank balances	462,483	358,490	261,615
Restricted Cash (Deposit pledged against letters of credit & short-term credit facilities)	35,639	111,560	46,273
Fair value through profit or loss (FVTPL)
Foreign currency forward contracts	—	77	939
Short term investment carried at fair value through profit or loss	240,311	18,653	1,034
Trade and other receivables	379,361	328,211	200,905
Available-for-sale financial assets carried at cost	1,278	3,757	3,757
Financial liabilities
Fair value through profit or loss (FVTPL)
Foreign currency forward contracts	—	25	816
Interest rate swaps	—	—	405
Cross-currency interest rate swaps	—	—	462
Trade and other payables	393,890	423,952	375,748
Borrowings	991,522	1,096,415	871,143
Convertible bonds	180,563	—	—
Promissory notes	—	29,374	57,934
Long-term liabilities	—	4,223	3,018

Financial risk management objectives

The Company’s corporate treasury function co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks.  These risks include market risk including currency risk, interest rate risk and other price risk, credit risk and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures.  The use of financial derivatives is governed by the Company’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity.  Compliance with policies and exposure limits is reviewed on continuous basis.  The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

35.            Financial instruments (continued)

Market risk

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates.  The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk, including:

•                          forward foreign exchange contracts to hedge the exchange rate risk arising on the import from suppliers;

•                          interest rate swaps to mitigate the risk of rising interest rates; and

•                          cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar.

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2013, 2012 and 2011.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies, consequently, exposures to exchange rate fluctuations arise.  Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities			Assets
	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	3,037	1,345	12,569	2,595	3,249	3,017
JPY	7,925	13,693	19,137	1,499	3,023	2,629
RMB	133,177	254,750	178,491	766,960	456,271	431,121
Others	8,226	6,934	7,797	7,323	2,122	1,630

Foreign currency sensitivity analysis

The Company is mainly exposed to the currency of RMB, Japanese Yen (“JPY”) and Euros (“EUR”).

The following table details the Company’s sensitivity to a 5% increase in the foreign currencies against USD. 5% represents management’s assessment of the reasonably possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.  For a 5% decrease of the foreign currency against USD, there would be an equal and opposite impact on the profit or equity below predicted.

35.            Financial instruments (continued)

Foreign currency risk management (continued)

Foreign currency sensitivity analysis (continued)

	EUR			JPY			RMB			Others
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(22)	95	(478)	(338)	(562)	(869)	33,357	10,606	13,296	(1)	(3)	(11)
Equity	(22)	95	(478)	(338)	(562)	(869)	33,357	10,606	13,296	(1)	(3)	(11)

Forward foreign exchange contracts

It is the policy of the Company to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated.  The Company also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

The following table details the forward foreign currency (FC) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
Less than 3 months	—	6.3763	6.5085	—	221,173	586,456	—	35,504	93,199	—	67	736
3 months to 1 year	—	6.4100	6.4450	—	294,696	426,592	—	47,306	67,794	—	(15)	(525)
					515,869	1,013,048		82,810	160,993		52	211
Buy EUR
3 months to 1 year	—	—	1.3214	—	—	3,600	—	—	4,653	—	—	(88)
					—	3,600		—	4,653	—	—	(88)

The Company does not enter into foreign currency exchange contracts for speculative purposes.

Interest rate risk management

The Company is exposed to interest rate risk relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements.  The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts and cross currency swap contracts.

The Company’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

35.            Financial instruments (continued)

Interest rate risk management (continued)

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period.  For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year.  A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 10 basis points higher and all other variables were held constant, the Company’s profit for the year ended December 31, 2013 would decrease by US$0.6 million (2012: profit decrease by US$0.6 million and 2011: loss increase by US$0.7 million).  This is mainly attributable to the Company’s exposure to interest rates on its variable rate borrowings.

Interest rate swap contracts

Under interest rate swap contracts, the Company agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts.  Such contracts enable the Company to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt.  The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contracts, and is disclosed below.  The average interest rate is based on the outstanding balances at the end of the reporting period.

The following tables detail the notional principal amounts and remaining terms of interest rate swap contracts outstanding at the end of the reporting period.

Average contracted fixed
Outstanding receive	interest rate			Notional principal value			Fair value assets (liabilities)
floating pay fixed contracts	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
	%	%	%	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Less than 1 year	—	—	2.07	—	—	48,000	—	—	(405)

The interest rate swaps settle on a semi-yearly basis.  The floating rate on the interest rate swaps is linking to 6 month Libor.  The Company will settle the difference between the fixed and floating interest rate on a net basis.

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company.  The Company is mainly exposed to credit risk from trade and other receivables and deposits with banks and financial institutions.

35.            Financial instruments (continued)

Credit risk management (continued)

Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and is offered credit terms only with the approval from Finance and Sales Division.  Credit quality of a customer is assessed using publicly available financial information and its own trading records to rate its major customers.  The Company’s exposure and credit ratings of its counterparties are continuously monitored.  In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

Apart from A and B, two largest customers of the Company, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.  The Company defines counterparties as having similar characteristics if they are related entities.  Concentration of credit risk related to A and B did not exceed 10% and 7% of gross monetary assets at the end of current year.  Concentration of credit risk to any other counterparty did not exceed 5% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Company’s accounts receivable and net sales is disclosed in Note 6.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings.

Liquidity risk management

The Company manages liquidity risk by maintaining adequate cash reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

35. Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Company may be required to pay.

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Interest-bearing bank and other borrowings	Fixed	3.72%	102,800	119,588	—	—	222,388
	Floating	5.66%	82,741	91,169	643,369	26,928	844,207
Convertible bonds		3.69%	—	—	200,000	—	200,000
Trade and other payables			334,622	56,383	2,885	—	393,890
			520,163	267,140	846,254	26,928	1,660,485

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Promissory notes			—	30,000	—	—	30,000
Interest-bearing bank and other borrowings	Fixed	4.73%	—	392,282	—	—	392,282
	Floating	5.64%	—	189,786	588,270	—	778,056
Long-term financial Liabilities			—	—	6,750	—	6,750
Trade and other payables			353,009	62,120	8,823	—	423,952
			353,009	674,188	603,843	—	1,631,040

35. Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2011
Promissory notes			—	30,000	30,000	—	60,000
Interest-bearing bank and other borrowings	Fixed	3.60%	—	618,364	—	—	618,364
	Floating	3.46%	—	194,665	77,368	—	272,033
Long-term financial Liabilities			—	—	6,750	—	6,750
Trade and other payables			322,528	47,407	5,813	—	375,748
			322,528	890,436	119,931	—	1,332,895

The following table details the Company’s expected maturity for its non-derivative financial assets. The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets. The inclusion of information on non-derivative financial assets is necessary in order to understand the Company’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Trade and other receivables		379,361	—	—	—	379,361
Cash balances, restricted cash & short-term investments	1.34%	680,525	59,437	—	—	739,962
Available for sale financial assets		—	—	—	1,278	1,278
		1,059,886	59,437	—	1,278	1,120,601

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Trade and other receivables		322,380	5,831	—	—	328,211
Cash balances, restricted cash & short-term investments	1.35%	414,798	75,108	—	—	489,906
Available for sale financial assets		—	—	—	3,757	3,757
		737,178	80,939	—	3,757	821,874

35. Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2011
Trade and other receivables		195,953	4,952	—	—	200,905
Cash balances, restricted cash & short-term investments	0.91%	265,773	43,647	—	—	309,420
Available for sale financial assets		—	—	—	3,757	3,757
		461,726	48,599	—	3,757	514,082

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

The Company has access to short-term financing facilities as described in below section, of which US$927.5 million were unused at the end of the reporting period (2012: US$629.3 million and 2011: US$311.6 million). The Company expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

The following table details the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period.

		Less than	1-3	3 months
	1 month	1 month	months	to 1 year	1–5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Net settled:
— foreign exchange forward contracts	—	20	47	(15)	—	—
	—	20	47	(15)	—	—
December 31, 2011
Net settled:
— Interest rate swaps	—	—	—	(405)	—	—
— foreign exchange forward contracts	—	712	24	(613)	—	—
— cross-currency interest rate swap contracts	—	—	—	(462)	—	—
	—	712	24	(1,480)	—	—

35. Financial instruments (continued)

Fair value of financial instruments

Fair value of financial instruments carried at amortized cost

The Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•                         the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes.

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2013, 2012 and 2011:

•                         Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•                         Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                         Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

35. Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

(continued)

		12/31/13
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.
		—	240,311	—	240,311
Total		—	240,311	—	240,311

		12/31/12
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	77	—	77
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	18,653	—	18,653
Total		—	18,730	—	18,730
Financial liabilities at FVTPL
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	(25)	—	(25)
Total		—	(25)	—	(25)

35. Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

(continued)

		12/31/11
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	939	—	939
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	1,034	—	1,034
Total		—	1,973	—	1,973
Financial liabilities at FVTPL
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	(1,683)	—	(1,683)
Total		—	(1,683)	—	(1,683)

36.     Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Company:

	Sale of goods
	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd**	14,821	9,654	4,558
Leadcore Technology Co., Ltd**	1,905	44	266
Toppan SMIC Electronics (Shanghai) Co., Ltd	4,317	4,192	4,099

36.  Related party transactions (continued)

Trading transactions (continued)

	Purchase of goods Year ended			Purchase of services Year ended
	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Toppan SMIC Electronics (Shanghai) Co., Ltd	7	169	6,828	22,854	12,755	13,594
Zhongxin Xiecheng Investment (Beijing) Co., Ltd	—	—	—	1,930	1,094	—

The following balances were outstanding at the end of the reporting period:

	Amounts due from related parties			Amounts due to related parties
	12/31/13	12/31/12	12/31/11	12/31/13		12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000		USD’000	USD’000
Datang Microelectronics Technology Co., Ltd**	6,124	4,138	1,261	—		—	—
Datang Telecom Company Finance Co., Ltd**	—	—	—	65,884	*	80,262	—
Leadcore Technology Co., Ltd.**	405	11	11	140		19	—
Toppan SMIC Electronics (Shanghai) Co., Ltd.	370	372	350	2,397		1,487	1,629
Zhongxin Xiecheng Investment (Beijing) Co., Ltd.	6	—	—	—		—	—
Brite Semiconductor (Shanghai) Corporation***	683	—	—	645		—	—

*                    Short-term borrowing, the principal amount was repaid in February 2014. The interest rate is 3%.

**                Members of Datang Group. (as defined below)

***            As of December 30, 2013, the Company lost control of Brite and Brite became an associate of the Company.

On December 14, 2011, the Company entered into a Framework Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”), a substantial shareholder of the Company. Datang Telecom is a member of Datang Telecom Technology & Industry Group  (“Datang  Group”). Pursuant to the agreement, the Company (including its subsidiaries) and Datang Telecom (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

On December 18, 2013, the Company entered into a subscription agreement (“Datang Subscription Agreement”) with Datang, a substantial shareholder of the Company. Please refer to Note 29 for details.

36.  Related party transactions (continued)

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	year ended 12/31/13	year ended 12/31/12	year ended 12/31/11
	USD’000	USD’000	USD’000
Short-term benefit	4,318	3,191	3,222
Share-based payments	3,028	1,343	1,619
	7,346	4,534	4,841

The remuneration of key management personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

Sale of self-developed living quarter unit

Amount of sales of self-developed living quarter unit to one of directors of the Company and one of the key management, which were previously approved by the Board, were US$1.1 million and US$0.8 million  in  2013.

Amount of sales of self-developed living quarter unit to two of the key  management,  which  were approved by the Board, was US$0.9 million in 2012.

37. Commitments for expenditure

Purchase commitments

As of December 31, 2013, 2012 and 2011, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2014.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Commitments for the facility construction	114,878	25,551	40,322
Commitments for the acquisition of property, plant and equipment	178,382	481,639	420,461
Commitments for the acquisition of intangible assets	10,147	—	—
	303,407	507,190	460,783

38.     Offsetting a financial asset and a financial liability

On December 26, 2013, six financing agreements (“Financing Agreements”) were entered into under which the Company totally borrowed US$4.0 million from Bank of China to settle the accounts payable of suppliers, and the Company will then repay such borrowing to Bank of China according to repayment schedule and interest rate in the agreements.

A pledged deposit agreement (“Pledged Deposit Agreement”) was entered into simultaneously, under which the Company pledged with Bank of China US$4.0 million to guarantee the repayment under the Financing Agreements to Bank of China. The interest income from the pledged deposit is also pledged and used as guarantee. If the Company fails to repay the borrowings under the Financing Agreements as scheduled, Bank of China will have the right to use the pledged deposit to repay the related borrowings.

An offsetting agreement was entered into in connection with the Financing Agreements and Pledged Deposit Agreement, under which the Company shall have the legal right to use the pledged deposit under Pledged Deposit Agreement to offset the borrowings under the Financing Agreements at any time during the financing period specified in the Financing Agreements, and the amount of the pledged deposit should cover both principal and interests.

As of December 31, 2013, the Company presented the remaining amount as restricted cash after offsetting.

39.     Subsequent event

On February 27, 2014, SMIS established a wholly-owned investment fund company in Shanghai — China IC Capital Co., Ltd (the “Fund”). The initial investment of the Fund is RMB500 million, all funded by SMIS. The Fund is intended to invest primarily in integrated circuits related fund products and investment projects. The operating period of the Fund will be 15 years from the date of the issuance of the business license. The Fund will be operated and managed by an equity investment management company China Fortune-Tech Capital Co., Ltd established by SMIS and an independent third party on February 27, 2014.

40.   Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors of the Company on March 12, 2014.

ADDITIONAL INFORMATION

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF FINANCIAL POSITION

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	7,301	5,728	3,642
Intangible assets	154,682	171,629	125,562
Investment in subsidiaries	2,689,158	2,565,148	2,565,148
Investments in associates	12,301	7,665	7,665
Other assets	1,000	3,479	3,479
Total non-current assets	2,864,442	2,753,649	2,705,496
Current assets
Inventories	—	168	99
Prepaid operating expenses	626	1,173	1,510
Trade and other receivables	201,352	211,942	184,582
Other financial assets	—	14,878	255
Restricted cash	29,130	47,506	7,500
Cash and bank balances	162,360	77,869	60,910
Total current assets	393,468	353,536	254,856
Total assets	3,257,910	3,107,185	2,960,352
Equity and liabilities
Capital and reserves	12,845	12,800	10,995
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 32,112,307,101, 32,000,139,623 and 27,487,676,065 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, nil, nil and 445,545,911 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively	—	—	178
Share premium	4,090,229	4,083,588	4,082,135
Reserves	69,295	41,140	36,377
Accumulated deficit	(1,763,481)	(1,701,430)	(1,659,964)
Total equity	2,408,888	2,436,098	2,469,721
Non-current liabilities
Convertible bonds	180,563	—	—
Promissory notes	—	—	28,560
Other liabilities	—	5,000	—
Total non-current liabilities	180,563	5,000	28,560
Current liabilities
Trade and other payables	527,035	450,784	215,697
Borrowings	133,803	180,034	209,026
Accrued liabilities	7,615	5,870	6,404
Promissory notes	—	29,374	29,374
Other financial liabilities	—	25	1,532
Current tax liabilities	6	—	38
Total current liabilities	668,459	666,087	462,071
Total liabilities	849,022	671,087	490,631
Total equity and liabilities	3,257,910	3,107,185	2,960,352
Net current liabilities	(274,991)	(312,551)	(207,215)
Total assets less current liabilities	2,589,451	2,441,098	2,498,281

ADDITIONAL INFORMATION

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CHANGES IN EQUITY

Equity Movement (In USD’000)

				Equity-settle	Foreign	Convertible		Attributable
		Convertible		employee	currency	bonds		to owners
	Ordinary	preferred	Share	benefits	translation	equity	Accumulated	of the	Total
	shares	share	premium	reserve	reserve	reserve	deficit	parents	Equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at January 1, 2011	10,934	—	3,762,146	40,539	(1,092)	—	(1,642,990)	2,169,537	2,169,537
Loss for the year	—	—	—	—	—	—	(16,974)	(16,974)	(16,974)
Total comprehensive income for the year	—	—	—	—	—	—	(16,974)	(16,974)	(16,974)
Exercise of stock options	61	—	11,870	(8,406)	—	—	—	3,525	3,525
Issuance of convertible preferred shares and warrants	—	178	308,119	—	—	—	—	308,297	308,297
Share-based compensation	—	—	—	5,336	—	—	—	5,336	5,336
Balance at December 31, 2011	10,995	178	4,082,135	37,469	(1,092)		(1,659,964)	2,469,721	2,469,721
Loss for the year	—	—	—	—	—	—	(41,466)	(41,466)	(41,466)
Total comprehensive income for the year	—	—	—	—	—	—	(41,466)	(41,466)	(41,466)
Exercise of stock options	23	—	3,057	(2,411)	—	—	—	669	699
Exercise convertible preference shares and warrants	1,782	(178)	(1,604)	—	—	—	—	—	—
Share-based compensation	—	—	—	7,174	—	—	—	7,174	7,174
Balance at December 31, 2012	12,800	—	4,083,588	42,232	(1,092)	—	(1,701,430)	2,436,098	2,436,098
Loss for the year	—	—	—	—	—	—	(62,051)	(62,051)	(62,051)
Total comprehensive income for the year	—	—	—	—	—	—	(62,051)	(62,051)	(62,051)
Exercise of stock options	45	—	6,641	(3,457)	—	—	—	3,229	3,229
Share-based compensation	—	—	—	16,402	—	—	—	16,402	16,402
Recognition of equity component of convertible bonds	—	—	—	—	—	15,210	—	15,210	15,210
Balance at December 31, 2013	12,845	—	4,090,229	55,177	(1,092)	15,210	(1,763,481)	2,408,888	2,408,888

Basic of Presentation

For the purpose of the presentation of the parent company only financial information, the Company records its investment in subsidiaries under the cost method of accounting. Such investment is presented on the statements of financial position as “Investment in subsidiaries” at cost less any identified impairment loss.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2013 will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (www.smics.com) and will be dispatched to the shareholders of the Company in due course.

By order of the Board
Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer & Executive Director

Shanghai, PRC, March 12, 2014

As at the date of this announcement, the directors of the Company are:

Executive  Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence  Juen-Yee  Lau  (Datong  Chen  as  his  Alternate)

Zhou Jie

Independent Non-executive Directors

William  Tudor  Brown

Sean Maloney

Frank Meng
Lip-Bu Tan

* For identification purpose only